SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Parent Company and Consolidated

Quarterly Information (ITR)

GOL Linhas Aéreas Inteligentes S.A.

September 30, 2020

with Review Report on the Quarterly Information

Gol Linhas Aéreas Inteligentes S.A.

Parent Company and Consolidated Quarterly Information (ITR)

September 30, 2020

Contents

Comments on the Performance	03
Report of the Statutory Audit Committee	08
Statement of the Executive officers on the Parent Company and Consolidated Quarterly Information (ITR)	09
Statement of the Executive officers on the Independent Auditors’ Review Report	10
Independent Auditors’ Review Report on the Quarterly Information (ITR)	11

Balance Sheets	12
Income Statements	14
Statements of Comprehensive Income (SCI)	16
Statements of Changes in Shareholders’ Equity (SCSE)	17
Statements of Cash Flows (SCF)	18
Statements of Value Added (SVA)	20
Notes on the Parent Company and Consolidated Quarterly Information (ITR)	21

Comments on Performance

The third quarter of 2020 reflects a period of strong recovery in the volume of operations, with a record number of passengers since GOL initiated its essential network in April. GOL is the only airline in Brazil that managed consistently to maintain a load factor at a level close to 80% across its network during the pandemic to date.

Added to the cost containment and cash preservation measures implemented by the Company, GOL is now in an advantageous position to capture market share as the demand for travel continues to increase. The operating environment remains challenging, but the Company is optimistic that conditions will continue to improve during the remainder of the year. We are seeing consistent growth in the search for GOL air tickets for leisure and holiday planning at the end of the year. This demand growth is specifically concentrated in the domestic market, which accounts for 100% of the Company’s network operations.

Team of Eagles: We are immensely proud to be the first and only airline in South America to announce agreements to guarantee the jobs of over 14,000 Employees, in addition to offering Voluntary Leave, Dismissal and Retirement Programs. The dedication, commitment and professionalism in this extremely challenging moment has been crucial for our success to date and it will be a great competitive differential for the recovery in 2021. Once again, we would like to thank our Employees for the demonstration of unity and proactiveness that are unique characteristics of GOL.

Customer Experience and Personal Safety: Net Promoter Score (NPS) remained stable at 38 in the quarter and is indicative of the combination of the Company’s best-in-market product and the high engagement of the Customer service team. For the third consecutive year, GOL was the most remembered brand in its category as measured in the 30th edition of “Folha Top of Mind 2020”, with 33% mentions among the more than 7,500 Brazilians interviewed. GOL’s strategy has proved to be effective as the Company increased its market share to 40% in the Brazilian domestic market, according to data from ANAC. GOL also owns a 42% share of the 3Q20 corporate passenger segment, according to data from ABRACORP.

Sales: The month of September was marked by a 43% increase in the search for airline tickets. As a result of this greater interest, the Company registered a 60% increase in ticket sales, across all of its channels, compared to August 2020. In the third quarter, consolidated gross sales reached approximately R$1.7 billion, an increase of 132% in relation to 2Q20. GOL’s daily sales in 3Q20 exceeded R$20 million, which represent 50% of pre-pandemic sales level. With additional flights during the month of September, passenger revenue increased 110% over July.

Also in September, GOL launched a new fast package delivery service, the “CHEGOL”. The service consists of express freight with priority throughout Brazil, without the need to weigh the product according to the dimensions of the freight box.

On September 15th, the Company celebrated the 14th anniversary of its Aeronautical Maintenance Center. This story started with the old Campaign Hangar, and today, thanks to the commitment to innovation and efficiency, together with the exceptional work of the Team of Eagles, this facility has become a business opportunity for GOL Aerotech.

Capacity: The Company maintains solid position in the main Brazilian commercial airports due to its irreplaceable network, with main hubs at GRU, GIG, BSB and FOR. In addition, it establishes a new hub in Salvador, through which GOL can explore new regional markets together with its strategic partners. The addition of capacity has clear profitability criteria to ensure the sustainable resumption of operations. During the quarter, the Company did not operate regular flights in the international market, however, we plan the reopening of these bases in a phased manner, according to the position of governments in relation to the reopening of borders for tourism and the demand behavior.

Our single-type fleet operating model and dominant position in the main Brazilian hubs with high density traffic allows us to quickly add routes where required by demand. We are adapting our network almost simultaneously to market variations, while maintaining our discipline to ensure equilibrium between supply and demand. We do not face the same concerns as our competitors with fleet complexity or the exposure of large aircraft exclusively destined for the international market. We have not deviated from what GOL has always focused on doing: delivering an efficient service with the best Customer experience and maintaining a resilient balance sheet to finance our operations and accelerate our profitable growth.

Operating and Financial Indicators

Traffic Data – GOL (in Millions)	3Q20	3Q19	% Var.	9M20	9M19	% Var.
RPK GOL – Total	3,164	11,114	-71.5%	13,884	31,056	-55.3%
RPK GOL –Domestic	3,164	9,595	-67.0%	12,594	26,760	-52.9%
RPK GOL – International	-	1,519	NM	1,290	4,295	-70.0%
ASK GOL – Total	3,992	13,406	-70.2%	17,444	37,808	-53.9%
ASK GOL – Domestic	3,992	11,463	-65.2%	15,660	32,230	-51.4%
ASK GOL – International	-	1,943	NM	1,784	5,578	-68.0%
GOL Load Factor – Total	79.3%	82.9%	-3.6 p.p.	79.6%	82.1%	-2.5 p.p.
GOL Load Factor – Domestic	79.3%	83.7%	-4.4 p.p.	80.4%	83.0%	-2.6 p.p.
GOL Load Factor – International	-	78.2%	NM	72.3%	77.0%	-4.7 p.p.
Operating Data	3Q20	3Q19	% Var.	9M20	9M19	% Var.
Revenue Passengers - Pax on Board ('000)	2,604	9,803	-73.4%	11,577	26,939	-57.0%
Aircraft Utilization (Block Hours/Day)	6.7	12.6	-46.8%	9.8	12.4	-21.0%
Departures	19,338	68,579	-71.8%	87,440	191,149	-54.3%
Total Seats (‘000)	3,360	12,054	-72.1%	15,015	33,434	-55.1%
Average Stage Length (km)	1,172	1,110	5.6%	1,146	1,123	2.0%
Fuel Consumption (mm liters)	113	387	-70.8%	506	1,092	-53.7%
Full-time Employees (at Period End)	15,083	15,838	-4.8%	15,083	15,838	-4.8%
Average Operating Fleet(6)	63	115	-45.2%	65	111	-41.4%
On-time Departures	96.7%	91.2%	5.5 p.p.	93.5%	90.4%	3.1 p.p.
Flight Completion	98.1%	98.8%	-0.7 p.p.	97.5%	98.5%	-1.0 p.p.
Passenger Complaints (per 1,000 pax)	1.02	1.02	0.0%	1.08	1.21	-10.7%
Lost Baggage (per 1,000 pax)	1.77	2.12	-16.5%	2.11	2.10	0.5%
Financial Data	3Q20	3Q19	% Var.	9M20	9M19	% Var.
Net YIELD (R$ cents)	27.78	31.50	-11.8%	29.27	30.57	-4.3%
Net PRASK (R$ cents)	22.02	26.12	-15.7%	23.30	25.11	-7.2%
Net RASK (R$ cents)	24.42	27.67	-11.7%	25.68	26.61	-3.5%
CASK (R$ cents)(4)	34.12	22.51	51.6%	24.97	22.17	12.6%
CASK Ex-Fuel (R$ cents)(4)	26.19	14.56	79.9%	16.64	14.14	17.7%
Adjusted CASK(6)	21.56	22.51	-4.2%	19.53	22.17	-11.9%
Adjusted CASK(6) Ex-Fuel (R$ cents)(4)	15.11	14.56	3.8%	11.98	14.14	-15.3%
Breakeven Load Factor(4)	110.7%	67.4%	43.3 p.p.	77.4%	68.4%	9.0 p.p.
Average Exchange Rate(1)	5.3772	3.9684	35.5%	5.0793	3.8872	30.7%
End of Period Exchange Rate(1)	5.6407	4.1644	35.5%	5.6407	4.1644	35.5%
WTI (Average per Barrel. US$)(2)	40.91	56.44	-27.5%	38.36	57.10	-32.8%
Price per Liter Fuel (R$)(3)	2.34	2.81	-16.7%	2.65	2.84	-6.7%
Gulf Coast Jet Fuel (Average per Liter, US$)(2)	0.28	0.51	-45.1%	0.28	0.50	-44.0%

(1) Source: Brazilian Central Bank; (2) Source: Bloomberg; (3) Fuel expenses excluding hedge results and PIS/COFINS credits/liters consumed; (4) Excluding non-recurring expenses and Idle expenses. (5) Average operating fleet excluding aircraft in sub-leasing and MRO. Certain calculations may not match with the financial statements due to rounding. (6) Considers only expenses related to current operating levels (3Q20).

Domestic market

GOL’s domestic demand was 3,164 million RPK, a decrease by 67.0%, while ASK supply reduced 65.2% in comparison to 3Q19, and the load factor reached 79.3% in the quarter. GOL transported 2.6 million Clients during the quarter, a decrease of 73.4% compared with the same quarter in 2019. The Company remains the leader in transporting passengers in Brazil.

International market

In 3Q20, GOL carried out non-regular charter flights for soccer teams in championships, related to our sponsorship of national teams. As most country borders were closed, the Company did not offer regular international flights.

Volume of Departures and Total Seats

The total volume of GOL’s departures was 19,338, a decrease of 71.8% over 3Q19. The total number of seats available to the market was 3.4 million in the third quarter of 2020, a decrease of 72.1% quarter-over-quarter.

PRASK, Yield and RASK

Net PRASK decreased by 15.7% in the quarter when compared to 3Q19, reaching 22.02 cents (R$), due to the decline of the levels of net passenger revenue and the ASK reduction of 70.2% in the quarter. GOL’s net RASK was 24.42 cents (R$) in 3Q20, a decrease of 11.7% over 3Q19. Net yield decreased 11.8% over 3Q19, reaching 27.78 cents (R$).

Fleet

At the end of 3Q20, GOL's total fleet was 129 Boeing 737 aircraft, comprised of 122 NGs and seven (7) MAXs (non-operational). At the end of 3Q19, GOL's total fleet was 125 aircraft, of which seven (7) were MAXs (non-operational). The average age of the Company's fleet was 10.8 years at the end of 3Q20.

GOL does not operate widebody aircraft, and has no aircraft financed via the capital markets, EETCs or finance leases. Its operating fleet is 100% composed of narrowbody aircraft financed via operating leases.

Total Fleet at the End of Period	3Q20	3Q19	Var.	2Q20	Var.
B737s	129	125	+4	130	-1
B737-7 NG	22	24	-2	23	-1
B737-8 NG	100	94	+6	100	0
B737-8 MAX	7	7	0	7	0

As of September 30, 2020, GOL had 95 firm orders for the acquisition of Boeing 737 MAX aircraft, of which 73 were orders for 737 MAX-8 and 22 orders were for 737 MAX-10. The Company’s fleet plan is for a reduction of 4 operating aircraft through 2020, with the flexibility to return even more aircraft if necessary.

Fleet Plan	2020E	2021E	2022E	>2023E	Total
Operating Fleet at the End of the Year	126	122
Aircraft Commitments (R$ MM)	-	-	-	25,091.1	25,091.1

At the end of 3Q20, the Company concluded renegotiations of part of its aircraft and operating engine leasing contracts with no purchase option, which resulted in contractual modifications related to term extensions and new monthly amounts compared to the original terms of the contracts. Leasing remeasurement took into account the new payment flows, the discount rate and the exchange rate on the date of the contractual changes. The calculated effects were recorded as a reduction in the lease liability in the amount of R$180 million, with a corresponding reduction in fixed assets of R$171 million and a gain of R$9 million in the operating result.

Glossary of industry terms

•	AIRCRAFT LEASING: an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.
•	AIRCRAFT UTILIZATION: the average number of hours operated per day by the aircraft.
•	AVAILABLE SEAT KILOMETERS (ASK): the aircraft seating capacity multiplied by the number of kilometers flown.
•	AVAILABLE FREIGHT TONNE KILOMETER (AFTK): cargo capacity in tonnes multiplied by number of kilometers flown.
•	AVERAGE STAGE LENGTH: the average number of kilometers flown per flight.
•	EXCHANGEABLE SENIOR NOTES (ESN): convertible securities.
•	BLOCK HOURS: the time an aircraft is in flight plus taxiing time.
•	BREAKEVEN LOAD FACTOR: the passenger load factor that will result in passenger revenues being equal to operating expenses.
•	BRENT: oil produced in the North Sea, traded on the London Stock Exchange and used as a reference in the European and Asian derivatives markets.
•	CHARTER: a flight operated by an airline outside its normal or regular operations.
•	FREIGHT LOAD FACTOR (FLF): percentage of cargo capacity that is actually utilized (calculated dividing FTK by AFTK)
•	FREIGHT TONNE KILOMETERS (FTK): weight of revenue cargo in tonnes multiplied by number of kilometers flown by such tonnes.
•	LESSOR: the party renting a property or other asset to another party, the lessee.
•	LOAD FACTOR: the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).
•	LONG-HAUL FLIGHTS: long-distance flights (in GOL's case, flights of more than four hours' duration).
•	OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): operating expenses divided by the total number of available seat kilometers.
•	OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): operating cost divided by the total number of available seat kilometers excluding fuel expenses.
•	OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK): total operating revenue divided by the total number of available seat kilometers.
•	PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK): total passenger revenue divided by the total number of available seat kilometers.
•	PDP: credit for advance payments for aircraft purchases financing.
•	REVENUE PASSENGERS: the total number of passengers on board who have paid more than 25% of the full flight fare.
•	REVENUE PASSENGER KILOMETERS (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.
•	SALE-LEASEBACK: a financial transaction whereby a resource is sold and then leased back, enabling use of the resource without owning it.
•	SLOT: the right of an aircraft to take off or land at a given airport for a determined period of time.
•	SUB-LEASE: an arrangement whereby a lessor in a rent agreement leases the item rented to a fourth party.
•	TOTAL CASH: the sum of cash, financial investments and short and long-term restricted cash.
•	WTI BARREL: West Texas Intermediate - the West Texas region, where US oil exploration is concentrated. Serves as a reference for the US petroleum byproduct markets.
•	YIELD PER PASSENGER KILOMETER: the average value paid by a passenger to fly one kilometer.

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 36 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 15,000 highly skilled aviation professionals and operates a fleet of 129 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 19-year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results and growth prospects of GOL. These forward-looking statements, which are subject to change without prior notice, reflect mere estimates and projections and are based exclusively on the expectations of GOL’s management at the time the forward-looking statements are made. Further, these forward-looking statements depend substantially on external factors, many of which are highly uncertain, including (i) macroeconomic developments in Brazil and volatility in exchange rates, interest rates and other economic indicators, (ii) developments relating to the spread of COVID-19, such as the duration and extent of quarantine measures and travel restrictions and the impact on overall demand for air travel, (iii) the competitive environment in the Brazilian airline market and government measures that may affect it, (iv) fuel price volatility and (v) the risks disclosed in GOL’s filings with the U.S. Securities and Exchange Commission.

Non-GAAP Measures

To be consistent with industry practice, GOL discloses so-called non-GAAP financial measures, which are not recognized under IFRS or U.S. GAAP, including “net debt,” “total liquidity” and “EBITDA.” GOL’s management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP measures do not have standardized meanings and may not be directly comparable to similarly-titled measures adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the IFRS measures of earnings or cash flow in making an investment decision.

Contacts

E-mail: ri@voegol.com.br

Phone: +55 (11) 2128-4700

Website: www.voegol.com.br/ir

Report of the Statutory Audit Committee (“SAC”)

The Statutory Audit Committee of GOL LINHAS AÉREAS INTELIGENTES S.A., in compliance with its legal and statutory obligations, has reviewed the Parent Company and Consolidated Quarterly Information (ITR) for the period ended on September 30, 2020. Based on the procedures we have undertaken and considering the independent auditors’ review report issued by Grant Thornton Auditores Independentes, as well as the information and explanations we have received during the quarter, our opinion is that these documents can be submitted to the assessment of the Board of Directors.

São Paulo, October 29, 2020.

André Béla Jánszky

Member of the Statutory Audit Committee

Antônio Kandir

Member of the Statutory Audit Committee

Francis James Leahy Meaney

Member of the Statutory Audit Committee

Statement of the Executive Officers on the Parent Company and Consolidated Quarterly Information (ITR)

Under the provisions of CVM Instruction 480/09, the executive officers state that they have discussed, reviewed, and approved the Parent Company and Consolidated Quarterly Information (ITR) for the three-month period and nine-month period ended on September 30, 2020.

São Paulo, October 29, 2020.

Paulo Sérgio Kakinoff

Chief Executive Officer

Richard F. Lark Jr.

Executive Vice President, Chief Financial Officer and Investor Relations Officer

Statement of the Executive officers on the Independent Auditors’ Review Report

Under the provisions of CVM Instruction 480/09, the Executive Board states that it has discussed, reviewed and agreed with the conclusion of the review report from the independent auditor, Grant Thornton Auditores Independentes, on the Parent Company and Consolidated Quarterly Information (ITR) for the period ended on September 30, 2020.

São Paulo, October 29, 2020.

Paulo Sérgio Kakinoff

Chief Executive Officer

Richard F. Lark Jr.

Executive Vice President, Chief Financial Officer and Investor Relations Officer

Review Report on the Quarterly Information

Grant Thornton Auditores Independentes Av. Eng. Luís Carlos Berrini, 105 - 12[o] andar Itaim Bibi, São Paulo (SP) Brasil Phone: +55 11 3886-5100

To the Board of directors and shareholders of

Gol Linhas Aéreas Inteligentes S.A.

São Paulo – SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Gol Linhas Aéreas Inteligentes S.A. (“the Company”), comprised in the Quarterly Information Form for the quarter ended September 30, 2020, comprising the balance sheets as of September 30, 2020 and the respective statements of income and comprehensive income for the three and nine-month periods then ended, and of changes in shareholders’ equity and of cash flows for the period of nine months then ended, including the footnotes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with NBC TG 21 – Interim Financial Reporting and with international standard IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (Iasb), such as for the presentation of these information in accordance with the standards issued by the Brazilian Exchange Securities Commission, applicable to the preparation of interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Review scope

We conducted our review in accordance with the Brazilian and International standards on reviews of interim information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). The review of interim information consists of making inquiries, primarily of persons responsible for the financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the audit standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information form referred to above has not been prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of interim financial information, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Relevant uncertainty about going concern

We draw attention to Note 1, which mentions that the individual and consolidated interim financial information were prepared on the assumption of going concern. As described in the aforementioned note, the Company suffered recurring reductions in its operations and has a deficiency in net working capital which, together with other events and conditions, indicates the existence of relevant uncertainty that may raise significant doubt as to its ability to continue as a going concern. Management's plans and actions under development in order to reestablish the Company’s economic-financial balance and its equity position are described in Note 1. The individual and consolidated interim financial information do not include any adjustments that may arise from the result of this uncertainty. Our conclusion is not qualified in relation to this matter.

Other matters

Statements of value added

The quarterly information referred to above includes the individual and consolidated statements of value added for the period of nine months ended September 30, 2020, prepared under the responsibility of the Company's management and presented as supplementary information for the purposes of IAS 34. These statements were submitted to the same review procedures in conjunction with the review of the Company's interim financial information in the order to conclude they are reconciliated to the interim financial information and to the accounting records, as applicable, and whether the structure and content are in accordance with the criteria established in the NBC TG 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

Audit and review of figures corresponding to the comparative year and period

The audit of the individual and consolidated financial statements for the year ended December 31, 2019 and the review of the individual and consolidated interim financial information for the three and nine-month periods ended September 30, 2019 were conducted under the responsibility of other independent auditor, which issued an audit report and a review report thereon, without qualifications, on February 28, 2020 and October 30, 2019, respectively.

São Paulo, October 29, 2020

Daniel Gomes Maranhão Junior

Assurance Partner

Grant Thornton Auditores Independentes

CRC 2SP-025.583/O-1

Balance Sheets September 30, 2020 and December 31, 2019 (In thousands of Brazilian Reais - R$)

		Parent Company		Consolidated
Assets	Note	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019

Current
Cash and Cash Equivalents	6	6,628	1,016,746	498,754	1,645,425
Financial Investments	7	205	673	399,624	953,762
Restricted Cash	8	4,145	6,399	372,668	304,920
Trade Receivables	9	-	-	790,911	1,229,530
Inventories	10	-	-	199,717	199,213
Taxes to Recover	11	8,852	5,163	240,372	309,674
Rights from Derivative Transactions	35.2	-	-	-	3,500
Advances to Suppliers and Third-Parties	13	52	37	277,222	142,338
Dividends and Interest on Shareholders’ Equity to Receive	29.1	54,544	69,548	-	-
Other Credits		12,272	10,039	115,493	139,015
Total Current		86,698	1,108,605	2,894,761	4,927,377

Noncurrent
Restricted Cash	8	-	-	180,388	139,386
Deposits	14	134,424	112,502	2,294,792	1,968,355
Advances to Suppliers	13	-	-	31,770	48,387
Taxes to Recover	11	11,879	22,449	322,172	174,142
Deferred Taxes	12	57,818	56,903	57,762	59,809
Other Credits		-	-	35,653	991
Credits with Related Companies	29	5,150,125	3,440,701	-	-
Rights from Derivative Transactions	35.2	44,079	143,969	50,055	143,969
Investments	15.2	559,747	501,986	1,254	1,254
Property, Plant & Equipment	16	5,298	240,379	5,197,231	6,058,101
Intangible Assets	17	-	-	1,754,991	1,776,675
Total Noncurrent		5,963,370	4,518,889	9,926,068	10,371,069

Total		6,050,068	5,627,494	12,820,829	15,298,446

The accompanying notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

Balance Sheets September 30, 2020 and December 31, 2019 (In thousands of Brazilian Reais - R$)

		Parent Company		Consolidated
Liabilities	Note	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019

Current
Loans and Financing	18	1,138,687	1,359,547	3,090,339	2,543,039
Leases to Pay	19	-	-	2,247,758	1,404,712
Suppliers	20	34,597	19,116	1,634,527	1,286,275
Suppliers - Forfaiting	21	-	-	52,120	554,467
Labor Obligations		170	137	338,989	396,010
Taxes to Collect	22	1,272	4,261	71,151	116,523
Landing Fees		-	-	780,426	728,339
Advance Ticket Sales	23	-	-	1,805,930	1,966,148
Frequent-Flyer Program	24	-	-	1,253,020	1,009,023
Advances from Customers		-	-	19,989	16,424
Provisions	25	-	-	355,346	203,816
Obligations with Derivative Transactions	35.2	-	-	100,962	9,080
Other Liabilities		-	-	256,729	128,744
Total Current		1,174,726	1,383,061	12,007,286	10,362,600

Noncurrent
Loans and Financing	18	6,612,379	5,235,593	7,193,379	5,866,802
Leases to Pay	19	-	-	5,735,626	4,648,068
Suppliers	20	-	-	44,749	10,142
Provisions	25	-	-	1,386,432	1,053,240
Frequent-Flyer Program	24	-	-	307,592	171,651
Deferred Taxes	12	-	-	218,621	244,041
Taxes to Collect	22	-	-	34,536	84
Obligations to Related Parties	29	9,509	163,350	-	-
Obligations with Derivative Transactions	35.2	-	-	-	11,270
Provision for Investment Losses	15.2	12,989,261	6,498,660	-	-
Other Liabilities		23,394	23,501	29,554	35,965
Total Noncurrent		19,634,543	11,921,104	14,950,489	12,041,263

Shareholders’ Equity
Share Capital	26.1	3,009,132	3,008,178	3,009,132	3,008,178
Shares to Issue		304	584	304	584
Treasury Shares	26.2	(62,215)	(102,543)	(62,215)	(102,543)
Capital Reserves		202,574	225,276	202,574	225,276
Equity Valuation Adjustments		(906,941)	188,247	(906,941)	188,247
Accumulated Losses		(17,002,055)	(10,996,413)	(17,002,055)	(10,996,413)
Negative Shareholders’ Equity (Deficit) Attributable to Controlling Shareholders		(14,759,201)	(7,676,671)	(14,759,201)	(7,676,671)

Non-Controlling Interests		-	-	622,255	571,254
Total Shareholders’ Equity (Deficit)		(14,759,201)	(7,676,671)	(14,136,946)	(7,105,417)

Total		6,050,068	5,627,494	12,820,829	15,298,446

The accompanying notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

Income Statement Periods ended on September 30, 2020 and 2019 (In thousands of Brazilian Reais - R$, except basic and diluted loss per share)

		Parent Company
		Three-month period ended on		Nine-month period ended on
	Note	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019

Operating Revenues (Expenses)
Administrative Expenses		(6,095)	(27,284)	(13,265)	(34,016)
Other Revenues and Expenses, Net		(18,289)	25,780	357,970	35,591
Total Operating (Expenses) Revenues	31	(24,384)	(1,504)	344,705	1,575

Equity Income (Expenses)	15	(1,564,142)	(241,542)	(5,354,694)	(112,556)

Operating Loss before Financial Income (Expenses) and Taxes		(1,588,526)	(243,046)	(5,009,989)	(110,981)

Financial Income (Expenses)
Financial Revenues		244,748	157,594	1,010,892	99,630
Financial Expenses		(272,462)	54,791	(1,013,662)	(303,172)
Financial Revenues (Expenses), Net	32	(27,714)	212,385	(2,770)	(203,542)

Financial Income (Expenses) before Exchange Rate Change, Net		(1,616,240)	(30,661)	(5,012,759)	(314,523)

Exchange Rate Change, Net	32	(108,328)	(210,906)	(990,752)	(178,244)

Loss before Income Tax and Social Contribution		(1,724,568)	(241,567)	(6,003,511)	(492,767)

Income Tax and Social Contribution
Current		722	(238)	(2,356)	(1,633)
Deferred		4,076	(247)	915	25,418
Total Income Tax and Social Contribution	12	4,798	(485)	(1,441)	23,785

Net Loss of the Period before Non-Controlling Interests		(1,719,770)	(242,052)	(6,004,952)	(468,982)

Basic Loss	27
Per Common Share		(0.163)	(0.020)	(0.570)	(0.038)
Per Preferred Share		(22.340)	(1.228)	(19.964)	(1.338)

Diluted Loss	27
Per Common Share		(0.163)	(0.020)	(0.570)	(0.038)
Per Preferred Share		(22.340)	(1.228)	(19.964)	(1.338)

The accompanying notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

Income Statement Periods ended on September 30, 2020 and 2019 (In thousands of Brazilian Reais - R$, except basic and diluted loss per share)

		Consolidated
		Three-month period ended on		Nine-month period ended on
	Note	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Net Revenue
Passenger Transportation		879,026	3,500,987	4,063,662	9,493,188
Cargo and Others		95,894	208,950	416,833	568,173
Total Net Revenue	30	974,920	3,709,937	4,480,495	10,061,361

Cost of Services	31	(958,970)	(2,546,834)	(4,040,886)	(7,311,700)
gross profit		15,950	1,163,103	439,609	2,749,661

Operating Revenues (Expenses)
Selling Expenses		(82,257)	(247,492)	(317,431)	(669,412)
Administrative Expenses		(381,304)	(330,815)	(949,021)	(812,531)
Other Revenues and Expenses, Net		(312,836)	28,178	194,217	170,265
Total Operating Expenses	31	(776,397)	(550,129)	(1,072,235)	(1,311,678)

Equity Income (Expenses)	15	-	-	-	79

Operating Income (Loss) before Financial Income (Expenses) and Taxes		(760,447)	612,974	(632,626)	1,438,062

Financial Income (Expenses)
Financial Revenues		242,584	200,658	1,137,231	282,965
Financial Expenses		(618,460)	(262,486)	(2,339,673)	(1,211,288)
Financial Expenses, Net	32	(375,876)	(61,828)	(1,202,442)	(928,323)

Financial Income (Expenses) before Exchange Rate Change, Net		(1,136,323)	551,146	(1,835,068)	509,739

Exchange Rate Change, Net	32	(551,232)	(728,623)	(4,064,660)	(681,327)

Loss before Income Tax and Social Contribution		(1,687,555)	(177,477)	(5,899,728)	(171,588)

Income Tax and Social Contribution
Current		(42,093)	(49,560)	(77,946)	(125,203)
Deferred		33,723	55,917	23,059	40,053
Total Income Tax and Social Contribution	12	(8,370)	6,357	(54,887)	(85,150)

Net Loss of the Period before Non-Controlling Interests		(1,695,925)	(171,120)	(5,954,615)	(256,738)

Income (Expenses) Attributed to:
Controlling Shareholders		(1,719,770)	(242,052)	(6,004,952)	(468,982)
Non-Controlling Shareholders		23,845	70,932	50,337	212,244

Basic Loss	27
Per Common Share		(0.163)	(0.020)	(0.570)	(0.038)
Per Preferred Share		(22.340)	(1.228)	(19.964)	(1.338)

Diluted Loss	27
Per Common Share		(0.163)	(0.020)	(0.570)	(0.038)
Per Preferred Share		(22.340)	(1.228)	(19.964)	(1.338)

The accompanying notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

Statements of Comprehensive Income Periods ended on September 30, 2020 and 2019 (In thousands of Brazilian Reais - R$)

	Parent Company
	Three-month period ended on		Nine-month period ended on
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019

Net Loss for the Period	(1,719,770)	(242,052)	(6,004,952)	(468,982)

Other Comprehensive Income that will be Reversed to Income (Expenses)

Cash Flow Hedge, Net of Income Tax and Social Contribution	(43,822)	(473,226)	(1,122,171)	(316,977)
Actuarial Losses from Pension Plans and Post-Employment Benefits	-	-	27,287	-
Other Comprehensive Income	(29)	-	(304)	-
	(43,851)	(473,226)	(1,095,188)	(316,977)

Total Comprehensive Income (Expenses) for the Period	(1,763,621)	(715,278)	(7,100,140)	(785,959)

	Consolidated
	Three-month period ended on		Nine-month period ended on
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019

Net Loss for the Period	(1,695,925)	(171,120)	(5,954,615)	(256,738)

Other Comprehensive Income that will be Reversed to Income (Expenses)

Cash Flow Hedge, Net of Income Tax and Social Contribution	(43,822)	(473,226)	(1,122,171)	(316,977)
Actuarial Losses from Pension Plans and Post-Employment Benefits	-	-	27,287	-
Other Comprehensive Income	(29)	-	(304)	-
	(43,851)	(473,226)	(1,095,188)	(316,977)

Total Comprehensive Income (Expenses) for the Period	(1,739,776)	(644,346)	(7,049,803)	(573,715)

Comprehensive Income (Expenses) Attributed to:
Controlling Shareholders	(1,763,621)	(715,278)	(7,100,140)	(785,959)
Non-Controlling Shareholders	23,845	70,932	50,337	212,244

The accompanying notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

16

Statements of Changes in Shareholders’ Equity Periods ended on September 30, 2020 and 2019 (In thousands of Brazilian Reais - R$)

Parent Company and Consolidated
			Capital Reserves				Equity Valuation Adjustments
	Share Capital	Shares to Issue	Treasury Shares	Premium when Granting Shares	Special Premium Reserve of the Subsidiary	Share-Based Compensation	Unrealized Income (Expenses) on Hedge	Post-Employment Benefits	Other Comprehensive Income	Effects from Changes in the Equity Interest	Accumulated Losses	Negative Shareholders’ Equity (Deficit) Attributable to Controlling Shareholders	Non-Controlling Interests - Smiles	Total
Balances on December 31, 2018	3,055,940	2,818	(126)	17,497	70,979	117,413	(500,022)	-	-	759,984	(8,509,895)	(4,985,412)	480,061	(4,505,351)
Initial Adoption of Accounting Standard - CPC 06 (IFRS 16)	-	-	-	-	-	-	-	-	-	-	(2,436,077)	(2,436,077)	(256)	(2,436,333)
Net Income (Loss) for the Period	-	-	-	-	-	-	-	-	-	-	(468,982)	(468,982)	212,244	(256,738)
Income (Expenses) from Cash Flow Hedge	-	-	-	-	-	-	(316,977)	-	-	-	-	(316,977)	-	(316,977)
Capital Increase due to Stock Options Exercised	5,401	(2,818)	-	-	-	-	-	-	-	-	-	2,583	(6)	2,577
Advances for Future Capital Increase	-	28,343	-	-	-	-	-	-	-	-	-	28,343	-	28,343
Stock Option	-	-	-	-	-	31,018	-	-	-	-	-	31,018	1,117	32,135
Effects from Dilution in the Equity Interest	-	-	-	-	-	-	-	-	-	(649)	-	(649)	649	-
Subscription Bonus	-	-	-	-	9,134	-	-	-	-	-	-	9,134	-	9,134
Interest on Shareholders’ Equity Distributed by the Subsidiary Smiles	-	-	-	-	-	-	-	-	-	-	-	-	(143,137)	(143,137)
Balances on September 30, 2019	3,061,341	28,343	(126)	17,497	80,113	148,431	(816,999)	-	-	759,335	(11,414,954)	(8,137,019)	550,672	(7,586,347)

Balances on December 31, 2019	3,008,178	584	(102,543)	17,497	83,229	124,550	(530,043)	(41,045)	-	759,335	(10,996,413)	(7,676,671)	571,254	(7,105,417)
Other Comprehensive Income, Net	-	-	-	-	-	-	(1,122,171)	27,287	(304)	-	-	(1,095,188)	(73)	(1,095,261)
Net Income (Loss) for the Period	-	-	-	-	-	-	-	-	-	-	(6,004,952)	(6,004,952)	50,337	(5,954,615)
Total Comprehensive Income (Expenses) for the Period	-	-	-	-	-	-	(1,122,171)	27,287	(304)	-	(6,004,952)	(7,100,140)	50,264	(7,049,876)
Capital Increase by Stock Option Period	954	(954)	-	-	-	-	-	-	-	-	-	-	-	-
Advances for Future Capital Increase	-	674	-	-	-	-	-	-	-	-	-	674	-	674
Transfer of Treasury Shares	-	-	40,328	-	-	(40,328)	-	-	-	-	-	-	-	-
Effects from Dilution in the Equity Interest	-	-	-	-	642	-	-	-	-	-	(690)	(48)	48	-
Stock Option	-	-	-	-	-	16,984	-	-	-	-	-	16,984	689	17,673
Balances on September 30, 2020	3,009,132	304	(62,215)	17,497	83,871	101,206	(1,652,214)	(13,758)	(304)	759,335	(17,002,055)	(14,759,201)	622,255	(14,136,946)

The accompanying notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

17

Statements of Cash Flows Periods ended on September 30, 2020 and 2019 (In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019

Net Loss for the Period	(6,004,952)	(468,982)	(5,954,615)	(256,738)
Adjustments to Reconcile the Net Loss to Cash Generated from Operating Activities	-
Depreciation and Amortization	-	-	1,469,790	1,269,438
Provision for Doubtful Accounts	-	-	598	1,005
Provision for Legal Proceedings	-	-	219,160	145,288
Provisions for Inventory Obsolescence	-	-	608	32
Recovery of Overdue Credits	-	-	(126,675)	-
Adjustment to Present Value of Assets and Liabilities	-	-	48,603	-
Deferred Taxes	(915)	(25,418)	(23,059)	(40,053)
Equity Income (Loss)	5,354,694	112,556	-	(79)
Share-Based Compensation	-	31,018	16,984	32,135
Sale-Leaseback	-	-	(112,591)	-
Actuarial Losses from Post-Employment Benefits	-	-	8,024	-
Exchange Rate and Cash Changes, Net	1,137,929	196,692	3,922,820	667,930
Interest Assets	-	322	-	6,790
Interest on Loans and Leases	342,241	248,854	1,075,638	797,014
Change from Financial Investments	(5,422)	-	(110,796)	-
Provision for Aircraft and Engine Return	-	-	90,883	269,434
Provision for Maintenance Reserve	-	-	-	(55,346)
Write-off of Collateral Deposits for Lease and Maintenance	-	-	117,310	-
Income (Expenses) from Derivatives Recognized in Income (Expenses)	121,745	41,582	668,447	138,901
Unrealized Income (Expenses) on Derivatives – ESN (*)	(512,876)	(151,169)	(512,876)	(151,169)
Extinction of Obligation due to the Reduced Contractual Term	-	-	-	(262,569)
Provision for Labor Obligations	-	-	131,494	205,834
Write-off of Property, Plant & Equipment and Intangible Assets	108,538	3,301	91,617	135,723
Other Provisions	1,313	-	54,500	(12,038)
Adjusted Net Income (Expenses)	542,295	(11,244)	1,075,864	2,891,532

Changes in Operating Assets and Liabilities:
Trade Receivables	-	-	451,337	(325,005)
Financial Investments	5,975	87,478	231,223	27,962
Restricted Cash	-	(2,354)	-	200,841
Inventories	-	-	(1,112)	(14,526)
Deposits	(2,270)	(4,694)	(30,995)	(158,851)
Deposit in Guarantee for Lease Agreements	-	-	(33,629)	(34,408)
Taxes to Recover	6,881	731	47,947	100,883
Suppliers	15,950	15,742	336,321	(233,971)
Suppliers - Forfaiting	-	-	(143,010)	193,807
Advance Ticket Sales	-	-	(160,218)	311,563
Frequent-Flyer Program	-	-	379,938	79,940
Advances from Customers	-	-	3,565	(155,427)
Labor Obligations	33	(445)	(188,515)	(155,254)
Landing Fees	-	-	52,087	132,099
Taxes to Collect	(4,667)	(22,529)	40,142	111,297
Obligations with Derivative Transactions	-	-	-	(25,855)
Liquidations with Derivative Transactions	-	-	(749,915)	(17,627)
Advances to Suppliers and Third-Parties	(15)	(157,991)	(139,149)	(284,460)
Payments for Lawsuits and Aircraft Return	-	-	(198,914)	(208,902)
Other Credits (Obligations)	(2,445)	(48,631)	125,246	(92,326)
Interest Paid	(465,844)	(313,273)	(546,360)	(428,255)
Income Tax Paid	(2,789)	(1,259)	(51,060)	(176,290)
Net Cash Flows from (Used in) Operating Activities	93,104	(458,469)	500,793	1,738,767

18

Statements of Cash Flows Periods ended on September 30, 2020 and 2019 (In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019

Loans Receivable from Related Parties	(629,303)	(926,118)	-	-
Restricted Cash	2,254		(108,750)
Financial Investments in Subsidiary	-	-	497,777	(542,261)
Dividends and Interest on Shareholders’ Equity Received through Subsidiary	15,002	232,183	-	-
Advances for Property, Plant & Equipment Acquisition, Net	-	(35,189)	(91,439)	(39,418)
Aircraft Sales Received	-	348,389	-	348,389
Return of Advance to Suppliers	136,962	-	136,962	-
Acquisition of Property, Plant & Equipment	(10,419)	-	(507,095)	(561,307)
Acquisition of Intangible Assets	-	-	(47,910)	(53,513)
Net Cash Used in Investment Activities Funding from Loans and Leases	(485,504)	(380,735)	(120,455)	(848,110)
	1,367,870	1,707,935	1,852,154	1,950,040
Funding Costs from Loans and Securities Buyback	(45)	(70,356)	(6,041)	(77,082)
Loan Payments	(2,131,879)	(50,320)	(2,761,194)	(570,413)
Lease Payments	-	-	(784,433)	(1,223,685)
Derivatives Paid (Received)	-	(153,038)	21,800	(403,022)
Dividends and Interest on Shareholders’ Equity Paid to Non-Controlling Shareholders	-	-	(14,811)	(209,150)
Capital Increase	-	2,583	-	2,576
Subscription Bonus	-	9,134	-	9,134
Shares to Issue	674	28,343	674	28,343
Net Cash (Used in) from Financing Activities	(763,380)	1,474,281	(1,691,851)	(493,259)

Exchange Rate Change of the Cash of Subsidiaries Abroad	145,662	44,805	164,842	35,880

Net (Decrease) Increase in Cash and Cash Equivalents	(1,010,118)	679,882	(1,146,671)	433,278

Cash and Cash Equivalents at the Start of the Period	1,016,746	282,465	1,645,425	826,187
Cash and Cash Equivalents at the End of the Period	6,628	962,347	498,754	1,259,465

(*) Exchangeable Senior Notes NE 35.2.

Transactions that do not affect cash are presented in Note 36 of this Parent Company and Consolidated Quarterly Information (ITR).

The accompanying notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

19

Statement of Value Added Periods ended on September 30, 2020 and 2019 (In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Revenues
Passenger, Cargo, and Other Transportation	-	-	4,681,010	10,508,186
Other Operational Revenues	357,970	35,591	194,217	170,265
Provision for Doubtful Accounts	-	-	(598)	(1,005)
	357,970	35,591	4,874,629	10,677,446
Inputs Acquired from Third Parties (includes ICMS and IPI)
Fuel and Lubricant Suppliers	-	-	(1,506,552)	(3,099,808)
Materials, Energy, Third-Party Services, and Others	(8,567)	(29,870)	(961,465)	(2,248,352)
Aircraft Insurance	-	-	(27,332)	(18,927)
Sales and Marketing	(366)	(338)	(221,496)	(475,315)
Gross Added Value	349,037	5,383	2,157,784	4,835,044

Depreciation and Amortization	-	-	(1,469,790)	(1,269,438)
Net Added Value Produced by the Company	349,037	5,383	687,994	3,565,606

Added Value Received on Transfers
Equity Income (Expenses)	(5,354,694)	(112,556)	-	79
Financial Revenue	1,010,892	134,625	1,137,231	282,965
Total Value Added (Distributed) to Distribute	(3,994,765)	27,452	1,825,225	3,848,650

Distribution of Value Added:
Direct Compensation	3,137	2,966	794,321	1,182,779
Benefits	1	-	128,945	135,379
FGTS	-	-	31,613	94,061
Employees	3,138	2,966	954,879	1,412,219

Federal	2,695	(21,004)	362,875	775,388
State	-	-	10,362	14,367
Municipal	-	-	2,373	3,062
Taxes, Fees, and Contributions	2,695	(21,004)	375,610	792,817

Interest and Exchange Rate Change	2,004,354	514,442	6,384,596	1,854,825
Rents	-	-	63,396	45,412
Others	-	30	1,359	115
Third-Party Capital Compensation	2,004,354	514,472	6,449,351	1,900,352

Net Loss for the Period	(6,004,952)	(468,982)	(6,004,952)	(468,982)
Income (Expenses) of the Period Attributed to Non-Controlling Shareholders	-	-	50,337	212,244
Shareholders’ Equity Compensation	(6,004,952)	(468,982)	(5,954,615)	(256,738)

Total Value Added (Distributed) to Distribute	(3,994,765)	27,452	1,825,225	3,848,650

The accompanying notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

1.	Operating Context

Gol Linhas Aéreas Inteligentes S.A. (the “Company” or “GOL”) is a publicly-listed company incorporated on March 12, 2004, under the Brazilian Corporate Law. According to its Bylaws, the Company's purpose is to exercise control of GOL Linhas Aéreas S.A. (“GLA”), which operates regular and non-scheduled passenger flight transportation services and the development of loyalty programs, among others.

The Company’s shares are traded on B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and on the New York Stock Exchange (“NYSE”) under the ticker GOLL4 and GOL, respectively. The Company adopted Level 2 Differentiated Corporate Governance Practices from B3 and is included in the Special Corporate Governance Stock Index (“IGC”) and the Special Tag Along Stock Index (“ITAG”), which were created for companies committed to apply the differentiated corporate governance practices.

The Company’s corporate address is located at Praça Comandante Linneu Gomes, s/n, concierge 3, building 24, Jardim Aeroporto, São Paulo, Brazil.

1.1.    Measures taken by the Management regarding COVID-19 and the Gradual Resumption of Demand

The pandemic sparked by COVID-19, considered by the World Health Organization as a “public health emergency of international interest”, spread rapidly across the world, leading to unprecedented disruptions in the global economic activity.

Such crisis affected the macroeconomic environment. According to Getúlio Vargas Foundation’s economic activity indicator, the Brazilian economy retracted by 5.8% from January through the end of July 2020. The Focus Report, issued by the Central Bank on July 3, 2020, included forecasts for 2020 of a 6.50% and 8.10% retraction in gross domestic product and industrial production, respectively. With the improved visibility of the pandemic’s impacts and a phased return of economic activities, an updated Focus Report issued on October 16, 2020 forecasts a 5.00% decrease in gross domestic product and a 5.98% decrease in industrial production for 2020.

Among the measures taken in Brazil, which reduced the spread of the disease, are the recommendation of social distancing, restrictions and recommendations to reduce travel and closing of borders. As a consequence, the airline industry was one of the first and most affected sectors.

The highlight of the third quarter of 2020 was the return of growth in the volume of passengers in the Brazilian domestic market. Since the beginning of the pandemic, GOL has had consistent load factors around 80%, which, in addition to cost control and cash preservation measures implemented, have proven the sound management of the Company, which favorably positioned GOL to capture the expectedgrowth in demand. The scenario remains challenging, but Management is experiencing a consistent and increasing search for GOL’s tickets for leisure travel for the year-end vacations, specifically in the domestic market, which is GOL's main area of activity.

Due to the increased demand, in September 2020, the Company registered a 60% increase in ticket sales, in all of its channels, compared to August 2020. In the same month, GOL’s daily sales exceeded R$20 million, which represents more than 50% of pre-pandemic sales levels.

The Company operates with a significant cash balance, and a positive demand trend. GOL

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

believes that it has enough funds to meet its financial obligations in the next twelve months, after successfully adjusting its debt amortization schedule in the third quarter of 2020. GOL was the Brazilian airline that achieved the highest rate of job maintenance, and was able to strengthen its direct and transparent business relationships with its main business partners. A flexible business model based on a single fleet type of fleet has historically allowed the Company to reach the lowest operating costs and to manage the fleet's capacity to keep pace with Brazilian GDP and passenger demand. This flexibility was key in the first half of 2020 to meet the more than 90% drop in passenger demand due to government measures to control the spread of the COVID-19 pandemic. These qualifications led the Company to a strong position to capture passenger demand arising from the expected Brazilian economic recovery in the coming years.

In addition, GOL honored all its financial commitments, including the amortization of its 2022 Senior Notes in March, the full payment of interest on all its notes, and the fullrepayment of the Term Loan B totaling US$300 million in August.

GOL received a credit rating upgrade by Standard & Poor's on September 25, 2020, and by Fitch on October 9, 2020, which raised the Company's issuer and issue credit ratings to from “CCC-” to “CCC+”.

The Company, through its Executive Committee, with the participation of its entire management body, monitors the demand recovery and determines GOL’s financial and operational strategies, in addition to improving GOL’s support to the society. Among the measures already taken by the management, the following stand out:

1.1.1	Operational Readjustment - Flight Network

On March 16, 2020, GOL reduced its capacity by 50 to 60% in the domestic market, and by 90 to 95% in the international markets, to reflect the change in customer demand. The Company adjusted its network from 750 to 50 essential daily flights (“Essential Air Network”).

Since April 2020, GOL has already reopened flight to 36 destinations in Brazil, operating, on average, 210 daily flights in the third quarter of 2020, with daily peaks of up to 360 flights. GOL had no regular international flights between April and September.

GOL has been readjusting its flight network, expanding flights to the Northeast and launching Salvador as a hub to capture the resumption of leisure demand, which has had a load factor above 90% in this region. With the increased demand indicators and sales levels, GOL is well positioned with the most comprehensive Brazilian domestic network to expand its market share and reinforce its dominance in large domestic markets.

1.1.2   Decrease in Fixed and Variable Costs

•	Variable Costs: At the end of March, the Company reformulated its flight network to ensure essential services to Brazilian state capitals and the federal district. With the demand resuming and airports reopening in a phased manner, according to the position of governments regarding the reopening for tourism, the Company reopened flights to 36 airports (15 in third quarter) to serve 134 markets (118 markets operated by the Company and 16 through its strategic partners). Currently, the Company’s network represents nearly 95% of the network operated at the beginning of year. The number of aircraft operated increased from 11 in the beginning of crisis to 71 by the end of third quarter, while consistent initiatives and efforts for cost reduction were implemented;

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

•	Personnel Expenses: Through the adoption of the government’s Provisional Measure MP 936, converted into Law 14020/20, the Company adopted measures to reduce about 50% of payroll expenses and respective charges, reducing the number of hours worked per day, suspending employment agreements, adopting unpaid leave (LNR) programs and reducing salaries by 50% for employees and by 60% for senior management (the latter which was not included in MP 936’s scope).

In addition, in June, the Company signed collective bargaining agreements with the Brazilian Union of Aeronauts and the Aviators’ Unions, which, jointly, will ensure the maintenance of the jobs of pilots and crew. Among the main initiatives of the package of measures with the Unions, we highlight the salary reduction of up to 50% for the next 12 months and voluntary plans (voluntary dismissal program, retirement, part-time, and unpaid leave). This package of measures came into effect on July 1, and will remain in force for a period between 12 and 18 months, a period of post-crisis recovery, thus making it possible to manage a gradual growth of costs with the resumption of operations.

•	Other Expenses: Suspension of advertising expenses, as well as the immediate interruption of projects that are not absolutely essential for the continuity of our operations.

1.1.3    Preserving and Strengthening the Cash and Liquidity Position

•	Aircraft and Engine Leases: The Company finalized the agreements with its lessors, renegotiated payment flows, obtained reductions in the current leases and converted a portion of the fixed monthly payments into variable payments (power-by-the-hour). The agreements ensure monthly lease payments and are adjusted to the demand recovery in 2020 and 2021, and will represent an actual saving in the Company’s structure of unit costs after the pandemic. For further information, see Note 19;
•	Fuel Costs: The Company entered into agreements with suppliers to postpone payments, and installment payments were resumed in September 2020;
•	Personnel Expenses: The Company postponed the payment of salary bonuses related to 2019 as well as vacation bonuses, and is not pre-paying employees’ t13th salary;
•	Investments: The Company suspended all non-essential investments, and interrupted “pre delivery payments (PDPs)”, and postponed deliveries of new aircraft with Boeing for the next two years;
•	Engine Maintenance: The Company postponed engine maintenance payments, which are being made according to specific negotiations with suppliers and the Company's operational needs;
•	Taxes, Contributions, and Social Charges: The Company postponed federal tax payments based on measures enacted by the Federal Government;
•	Other Expenses and Revenues: The Company entered into an agreement, under which Boing reimburses certain expenses incurred since the grounding of Boeing 737MAX aircraft, with immediate cash effect of R$447 million, received on April 1, 2020 with additional receivables to be received in 4Q20; and
•	Loans and Financing: The Company obtained the support of its main creditors and renegotiated the extension of terms and rollovers of its debt obligations, as further explained in Note 18. Highlights were the postponement of the amortization schedule for GOL’s debentures and the waiver obtained for the 2020 covenants under those debentures.

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

1.1.4	Government and Regulators Support

•	Preservation of Advance Ticket Sales: The Company reduced the level of refunds and cancellation based on measures enacted by the Federal Government that allowed rescheduling trips for up to 18 months;

•	Landing Fees: The Company changed the payment term for navigation fees and landing fees, which may be paid up to December 2020 without fines; and

•	Maintenance of ANAC’s Slots and Qualifications: The Company obtained, (i) a bonus for the cancellation of slots by the regularity index, valid until the end of October 2020, in line with a similar decision adopted by other organizations and civil aviation authorities, such as the European Commission and the FAA; and (ii) an extension for 120 days of the renewal of qualifications due between June and December 2020.

1.1.5    Support to Society, Employees, and Customers

Air passenger transportation is an essential service for society. The Company recognizes the duty to care for its customers and is working with the authorities to help minimize the impact of COVID-19 on the country's population and health services.

For its flights, the Company adopted additional cleaning measures according to the new standards issued by ANVISA and international healthcare agencies. Among the main measures, we highlight the adoption of mandatory protection masks, closing VIP rooms, disconnection of self-service totems, implementation of segmented boarding and adoption of self-boarding without handling the boarding passes. The Company also expanded the incentive to use its digital channels and remodeled the in-flight service with sealed and sanitized products, along with the timely use of hand sanitizers. In addition, all aircraft are equipped with HEPA filters, which captures about 99.9% of viruses, bacteria and impurities, renewing the air every 3 minutes.

The Company created specific communication channels regarding the coronavirus, which are constantly updated, to improve customer service at a time of increasing demand and great uncertainty. The Company reinforced the dedicated team in its Call Center and continues to give priority to the most urgent cases. This team is committed to assisting customers in reorganizing their airline ticket reservations, with flexible conditions to change their future travel.

Currently, 90% of the processes for traveling with GOL happen without human contact. GOL's flight application allows Customers to purchase tickets, check in, check baggage and board, including through face recognition, in addition to the service via WhatsApp, in which many of its Customers perform check-ins without need for human interaction, consult their flight status and have the possibility of managing the reservation. Intensifying the use of technology and innovation is a strategic pillar of GOL’s business.

Regarding GOL’s Frequent-Flyer Program, Smiles, digital channels were also improved by implementing online cancellation self-service, free of charge, available on Smiles Fidelidade website and apps, and the Company improved Smiles’ online service (chat), for customers who have eligible GOL tickets. The system was developed internally, in record time.

Understanding that there is no set deadline for the end of this crisis and that this will inevitably have an impact on the travel planning of its customers, Smiles announced the extension of the maturity of the frequent-flyer program’s categories. Just as it chose not to consider the current year as the basis for the requalification of next year's customers, since

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

the analysis of categories would include miles accumulated from segments flown from January to December 2020. The measure allows customers to gain more time within their category and to take advantage of the benefits offered.

To mitigate negative impacts from the COVID-19 crisis, Smiles has launched a number of incentive initiatives for participants to use their miles on products offered by other partners, mainly retailers, through Shopping Smiles.

Socially, supporting and recognizing those who fight COVID-19 on the front lines, the Company, started transporting health professionals free of charge. By September 30, 2020, 1,390 airline tickets were granted. In turn, Smiles started to credit miles for these health professionals who travel around Brazil to provide care to affected patients. For each GOL segment, flown at no cost, the traveler receives 1,000 miles. Until September 30, 2020, a total of 309,800 miles were distributed, and did not generate material financial impacts on the Parent Company and Consolidated Quarterly Information (ITR).

Among all the measures adopted by GOL during the pandemic, keeping the integrity and health of the Company's employees is a priority. Since the second half of March 2020, all Company employees with administrative assignments started working from home. Employees are constantly being monitored by the Company's leadership and by the People & Culture area that manages human resources.

The Company’s greatest commitment will continue to be people’s integrity and health, strictly following the WHO’s guidelines as a commitment to do everything possible to get through this period of turbulence in the best possible way.

1.1.6    Effects on the Parent Company and Consolidated Quarterly Information (ITR)

As already mentioned, the COVID-19 pandemic’s impacts were immediate and severe for the Company. The main consequence was the reduction in the operational flight network.

Below is a table summarizing the accounting adjustments and reclassifications made in the nine month period ended September 30, 2020, as well as the details on each of these items and additional disclosures:

		September 30, 2020
		Nine-month period
Provisions for Cancellations of Miles Redeemed	(a)	(22,271)
Losses with Financial Investments	(b)	(63,104)
Derecognition of Cash Flow Hedge - Fuel	(c)	(315,286)
Derecognition of Cash Flow Hedge - Revenues in US$	(d)	(290,345)
Lease contracts renegotiation – IFRS 16	(e)	8,482
Appropriation of Interest due to Renegotiation with Suppliers		(23,435)
Total		(714,441)

(a)	The subsidiary Smiles, which connects the travel and tourism segments, is also among the most affected by the crisis, with impacts to its operations and income (expenses). The main effect was the drop in the volume of miles redeemed by participants of the Smiles Program, mainly for airline tickets, hotel stays and car rentals. In April, the Company had cancellations of miles redeemed in previous months, in volumes higher than usual. Thus, a provision for cancellations was recorded on March 31, 2020, totaling R$22,271. This provision has been monitored and was considered sufficient to cover such losses, maintained on September 30, 2020.

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

(b)	Even though the Management of the Company and its subsidiaries have remained faithful to the Company’s investment policy, the abrupt changes in macroeconomic indicators, including cuts to the SELIC rate made by the Federal Government, led the Company to record unusual losses in its investments in sovereign fixed income funds linked to SELIC, as well as in private credit fixed income funds with a high degree of liquidity and high quality of credit.

(c)	Furthermore, due to the operations downsizing, the Company derecognized operations designated as cash flow hedges, as a drop is expected in the fuel consumption previously estimated. Accordingly, the Company transferred a total loss of R$315,286 (R$291,925 in the first quarter and R$23,361 in the second quarter) from the “equity valuation adjustment” group in shareholders’ equity to the financial income (expenses) as “losses from derivatives”.

(d)	Due to the temporary interruption of all international flights, the Company also derecognized hedge accounting transactions used to hedge future revenues in foreign currency (hedged object), using lease agreements as hedge instruments. That said, the Company transferred R$290,345 from the “equity valuation adjustment” group in shareholders' equity to the financial income (expenses) as “exchange rate change expenses”.

(e)	The Company entered into renegotiations for part of its aircraft and operating engine leasing contracts, with no purchase option, including postponement and deferral of payments, extension of terms and modification of monthly payment amounts, which resulted in a reduction of lease obligations by R$179,579 with an offset to aircraft rights of use in fixed assets of R$ 171,097 and in the result of R$8,482.

		Consolidated
		September 30, 2020
		Nine-Month Period
Balance Sheet - Reclassifications		Cost of Services	Other Revenues and Expenses, Net
Personnel Costs - Idleness	(f)	160,802	(160,802)
Flight Equipment Depreciation - Idleness	(f)	615,667	(615,667)

(f)	Due to the drop in the number of flights operated and suspension of employment agreement, where the Company paid 30% of personnel expenses, by analogy to the provisions of CPC 16 (R1) - Inventories, equivalent to IAS 2, personnel expenses and depreciation of flight equipment not directly related to the revenues generated in the period, called idleness, were reclassified from the group of costs of services to the group of other revenues and expenses, net.

		Consolidated
		September 30, 2020
Balance Sheet - Reclassifications		Current	Noncurrent
Taxes and Contributions to Recover	(g)	(18,564)	18,564

(g)	Expectations of realization of assets and liabilities were reassessed and, as a result, R$18,564 were reclassified between short- and long-term of taxes and contributions to be recovered, since such asset will take longer to be realized.

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

		Consolidated
		September 30, 2020
Balance Sheet - Adjustments		Noncurrent Liabilities	Other Comprehensive Income
Provision for Post-Employment Benefits	(h)	(27,287)	27,287

(h)	Given the abrupt changes in the macroeconomic scenario, the Company updated the actuarial studies that establish obligations from post-employment benefits, and -- mainly due to the drop in the long-term interest rate -- the balance related to such obligations was reduced by R$27,287. For further details, see Note 25.1.

On June 30, 2020, March 31, 2020 and December 31, 2019, the Company carried out impairment tests on the balances of fixed assets, goodwill and slot rights, no provision for impairment was recorded. On September 30, 2020, the Company assessed the indications of impairment of these assets and concluded that there is no evidence of loss due to impairment.

The Company reassessed the estimated realization of deferred tax assets recognized at the parent company and did not identify any need to adjust the balance.

The Company also carried out a thorough review of its budget estimates for the current and subsequent fiscal years (“Business Plan”), as detailed in Note 1.2.

1.2.	Capital Structure and Net Current Capital

On September 30, 2020, the Company had a negative shareholders’ equity position attributed to the controlling shareholders of R$14,759,201 (R$7,676,671 on December 31, 2019).

The change observed in the nine-month period ended on September 30, 2020 is mainly due to the devaluation of the Real against US Dollar (approximately 29%), which negatively affected the result for the period due to exchange rate changes of around R$3.5 billion, as well as non-comprehensive income (expenses) of around R$1.0 billion, mainly due to derivative transactions, in addition to interest expenses of R$1.0 billion.

The negative net current capital position on September 30, 2020 was R$1,088,028 in the parent company and R$9,112,525 in the consolidated financial statements (R$274,456 and R$5,435,223 negative on December 31, 2019 in the parent company and in the consolidated financial statements, respectively). This change is mainly due to the increase in loan and lease obligations of around R$1.4 billion, due to the devaluation of Real against US Dollar and the reduction in the balance of accounts receivable of around R$451 million due to the downsizing in operations resulting from the economic crisis due to the COVID-19 pandemic.

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The operations of the subsidiary GLA are sensitive to changes in the economic scenario and to the volatility of Real, given that around 35.3% of its costs are linked to the US dollar (“US$”), and its ability to adjust the price charged to its customers to pass through an appreciation of the US$ depends on the rational (offer) capacity and behavior of competitors.

Over the past four years, Management has taken many measures to adapt the size of its fleet to demand, matching the supply of seats to the demand to keep high occupancy rates, reducing costs and adjusting the capital structure, as well as implementing initiatives to restructure its balance sheet.

With the outbreak of the COVID-19 pandemic, which led to an unprecedented economic crisis, Management quickly reorganized the Company's businesses through the measures detailed in Note 1.1.

Management continuously monitors the effects of the crisis and will continue to take measures to strengthen GOL’s income (expenses) and balance sheet, thus ensuring the Company's sustainability.

Management understands that the business plan reviewed, presented, and approved by the Board of Directors on April 30, 2020 has all elements necessary for the operation’s continuity. Our consolidated interim financial statements have been prepared on an accounting base of continuity, which includes the continuity of operations, realization of assets and compliance with liabilities and commitments in the usual course of business. Accordingly, our interim consolidated financial statements do not include any adjustments that may result from the inability to continue operating. If we are unable to continue operating, adjustments to the book values and classification of our assets and liabilities and the reported amounts of revenues and expenses may be necessary and significant.

1.3.	Status of Boeing 737 MAX’s Grounding

On March 11, 2019, due to a second accident with a Boeing 737 MAX 8 aircraft, with SAFETY as GOL’s #1 value, the Company’s Management decided to suspend the operations of its 7 aircraft of this model, well before being required to do so by any regulators.

In response to this measure, the Company quickly reconfigured its flight network, and, as a result, worked to rationally supply the required capacity to meet the demand levels through new lease agreements. The aircraft grounding and additional efforts led the Company to incur unplanned costs, related to, but not limited to: interline fares to relocate passengers, accommodation, meals and other passenger expenses, additional fuel consumption, taxes and landing fees, salaries and charges linked to overtime, payment to lease additional aircraft and negative publicity, disrupting the Company's business.

As a result, and in recognition of a long-standing partnership, the Company reached an agreement with Boeing, the terms of which are strictly confidential, but have as purpose to provide (a) compensation by Boeing addressing damages from unplanned additional costs incurred since the aircraft was grounded, to date, and due to the non-delivery of aircraft, as defined in purchase agreements; (b) reduction in the number of firm commitments for 34 aircraft; (c) flexibility to further adjust the number of aircraft; and (d) flexibility to convert existing orders to other models in the Max family.

Under current accounting principles and rules, an amount of R$446,942 received on April 1, 2020 was recorded in cash and cash equivalents with disbursement of R$136,962 in “advances for the acquisition of Property, Plant & Equipment” in property, plant & equipment, as this is a return of “pre delivery payment”, and the amount of R$309,980 was recorded in the income statement, with R$63,041 resulting from exchange rate variations, R$193,503 as other revenues and expenses, net, since this is a reimbursement of expenses incurred in previous years and the remaining amount distributed in other items of the income statement.

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

In addition, subject to future events, the Company will be entitled to additional payments and will benefit from credits with a present value of around R$1.9 billion to be invested in the acquisition of new aircraft, which in turn will reduce its costs with future depreciation and financings, since such credits will affect the present values of assets and liabilities related to rights of use.

On October 6, 2020, the Federal Aviation Administration (FAA) published a preliminary report from the Flight Standardization Board (FSB) on the proposed training for Boeing 737 MAX’s pilots, in which the agency established only one of six procedural steps that will need to be completed before FAA grants the final approval for airlines to fly this aircraft again. The report includes recommendations from the Joint Operations Evaluation Board (JOEB), which recently met for nine days. JOEB included civil aviation authorities from the United States, Canada, Brazil and the European Union. On October 26, 2020, the European Aviation Safety Agency (EASA) confirmed that it is also close to granting its full clearance.

GOL expects to resume operations with MAX in December 2020.

1.4.	Corporate Structure

The corporate structure of the Company and its subsidiaries, on September 30, 2020, is shown below:

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company’s equity interest in the capital of its subsidiaries, on September 30, 2020, is shown in the following table:

Entity	Incorporation Date	Location	Main Activity	Type of Control	% of Interest in the Share Capital
					September 30, 2020	December 31, 2019
GAC	March 23, 2006	Cayman Islands	Aircraft acquisition	Direct	100.00	100.00
Gol Finance Inc.	March 16, 2006	Cayman Islands	Fundraising	Direct	100.00	100.00
Gol Finance	June 21, 2013	Luxembourg	Fundraising	Direct	100.00	100.00
GLA	April 9, 2007	Brazil	Flight Transportation	Direct	100.00	100.00
AirFim	November 7, 2003	Brazil	Investment fund	Indirect	100.00	100.00
Smiles Fidelidade	August 1, 2011	Brazil	Frequent-Flyer Program	Direct	52.60	52.61
Smiles Viagens	August 10, 2017	Brazil	Tourism Agency	Indirect	52.60	52.61
Smiles Fidelidade Argentina (a)	November 7, 2018	Argentina	Frequent-Flyer Program	Indirect	52.60	52.61
Smiles Viagens Argentina (a)	November 20, 2018	Argentina	Tourism Agency	Indirect	52.60	52.61
Fundo Sorriso	July 14, 2014	Brazil	Investment fund	Indirect	52.60	52.61
Companies in Shareholding:
SCP Trip	April 27, 2012	Brazil	On-Board Magazine	-	60.00	60.00

(a)       Companies with functional currency in Argentine pesos (ARS).

1.5.	Corporate Reorganization Plan

On December 9, 2019 and February 4, 2020, through a Material Fact, the Company and its subsidiaries announced the corporate reorganization plans with the main purpose of ensuring the long-term competitiveness of the GOL group, by aligning the interests of all stakeholders, reinforcing a consolidated capital structure, simplifying the corporate governance of companies, reducing the operating, administrative and financial costs and expenses, and increasing the market liquidity for all GOL’s shareholders, through the incorporation of Smiles shares by GLA.

On March 13, 2020, through a Material Fact, the Company and its subsidiary Smiles announced that, due to the extraordinary events in the domestic and foreign markets resulting from the spread of COVID-19, especially due to its structural impacts in the aviation sector, it canceled the corporate restructuring proposal submitted on December 9, 2019 and February 4, 2020.

1.6.	Compliance Program

Since 2016, the Company took several steps to strengthen and expand its internal control and compliance programs, detailed in the annual financial statements disclosed on February 28, 2020.

The Management is constantly reinforcing to its employees, customers, and suppliers its commitment to continue improving its internal control and compliance programs.

As previously disclosed in the financial statements for the year ended December 31, 2017, 2018, and 2019, the Company signed an agreement with the Brazilian Federal Public Ministry in December 2016 (“Agreement”), through which the Company agreed to pay R$12 million in fines and make improvements to its compliance program. In turn, the Federal Public Ministry agreed not to file any lawsuits related to activities under the Agreement. In addition, the Company paid R$4.2 million in fines to the Brazilian tax authorities.

The Company voluntarily informed the U.S. Department of Justice (“DOJ”), the Securities and Exchange Commission (“SEC”) and the Brazilian Securities and Exchange Commission (“CVM”) about the Agreement and the external independent investigation conducted by an independent committee of the Company. The investigation was completed in April 2017 and revealed that immaterial payments were made to politically exposed people. None of the Company’s current employees, representatives or members of the Board of Directors and Management was aware of any illegal purpose behind the transactions identified, or of any illegal benefit for the Company from the transactions under investigation.

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company reported the conclusions of the investigation to the relevant authorities and will keep them informed of any future developments regarding this issue, as well as monitor the analyses already started by these bodies. These authorities may impose fines and possibly other sanctions to the Company.

There were no further developments on the subject during the nine-month period ended September 30, 2020.

2.	Message from the Management, base to Prepare and Present the Parent Company and Consolidated Quarterly Information (ITR)

The Company’s Parent Company and Consolidated Quarterly Information (ITR) were prepared following accounting practices adopted in Brazil. The accounting practices adopted in Brazil include those in the Brazilian Corporation Law and in the technical pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee (“CPC”), approved by the Federal Accounting Council (“CFC”) and the Brazilian Securities and Exchange Commission (“CVM”).

The Company’s consolidated quarterly information (ITR) was prepared in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). The accounting practices adopted in Brazil include those in the Brazilian Corporation Law and in the technical pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee (“CPC”), and approved by the Federal Accounting Council (“CFC”) and the Brazilian Securities and Exchange Commission (“CVM”).

The Company’s Parent Company and Consolidated Quarterly Information (ITR) was prepared using the Brazilian real (“R$”) as the functional and presentation currency. Figures are expressed in thousands of Brazilian reais, except when stated otherwise. The items disclosed in foreign currencies are duly identified, when applicable.

The preparation of the Parent Company and Consolidated Quarterly Information (ITR) requires the Management to make judgments, use estimates and adopt assumptions affecting the amounts presented of revenues, expenses, assets and liabilities. However, the uncertainty regarding these judgments, assumptions and estimates could give rise to results that require a significant adjustment of the book value of certain assets and liabilities in future reporting years.

The Company is continually reviewing its judgments, estimates, and assumptions.

When preparing this Parent Company and Consolidated Quarterly Information (ITR), the Management used disclosure criteria, considering regulatory aspects and the relevance of the transactions to understand the changes in the Company’s economic and financial position and its performance since the end of the fiscal year ended December 31, 2019, as well as the updates of relevant information included in the annual financial statements disclosed on February 28, 2020.

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

Management confirms that all material information in this Parent Company and Consolidated Quarterly Information (ITR) is being demonstrated and corresponds to the information used by Management in the development of its business management activities.

The Parent Company and Consolidated Quarterly Information (ITR) has been prepared based on historical cost, with the exception of the following material items recognized in the statements of financial position:

•	short-term investments classified as cash and cash equivalents measured at fair value;

•	short-term investments mainly comprising exclusive investment funds, measured at fair value;

•	restricted cash measured at fair value;

•	derivative financial instruments measured at fair value; and

•	investments accounted for using the equity method.

The Company’s Parent Company and Consolidated Quarterly Information (ITR) for the period ended September 30, 2020 has been prepared assuming that it will continue as going concern, realizing assets and settling liabilities in the normal course of business, as per Note 1.2.

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

3.	Approval of the Parent Company and Consolidated Financial Statements

This Parent Company and Consolidated Quarterly Information (ITR) was authorized by the Board of Directors on July 29, 2020.

4.	Summary of Significant Accounting Practices

The Parent Company and Consolidated Quarterly Information (ITR) presented herein was prepared based on policies, accounting practices and estimate calculation methods adopted and presented in detail in the annual financial statements for the year ended December 31, 2019, released on February 28, 2020.

4.1.	New Accounting Standards and Pronouncements Adopted in the Period

On July 7, 2020, CVM, by means of Resolution 859, approved the Technical Pronouncements Review Document 16, referring to technical pronouncement CPC 06 (R2) - “Leases”, referring to Benefits Related to COVID-19 Granted to Leaseholders in Lease Contracts. For further details, see Note 19.

4.2.	New Accounting Standards and Pronouncements not yet Adopted

According to the Management, there are no other standards and interpretations issued and not yet adopted that may have a significant impact on the income (expenses) or shareholders’ equity disclosed by the Company.

4.3.	Foreign Currency Transactions

Foreign currency transactions are recorded at the exchange rate change prevailing on the date on which the transactions take place. Monetary assets and liabilities designated in foreign currency are calculated based on the exchange rate change on the balance sheet date. Any difference resulting from the translation of currencies is recorded under the item “Exchange rate change, net” in the income statement for the period.

The main exchange rates in reais in effect on the base date of this Parent Company and Consolidated Quarterly Information (ITR) are as follows:

	Final Rate		Average Rate
	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019
U.S. Dollar	5.6407	4.0307	5.38419	4.1102
Argentinian Peso	0.0740	0.0673	0.07161	0.0686

5.	Seasonality

Under normal economic and social conditions, the Company expects revenues and operating income (expense) from its flights to be at their highest levels in the summer and winter months of January and July, respectively, and during the last weeks of December and in the year-end holiday period. Given the high proportion of fixed costs, this seasonality tends to drive changes in operating income (expense) across the fiscal-year quarters.

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

6.	Cash and Cash Equivalents

	Parent Company		Consolidated
	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019
Cash and Bank Deposits	4,329	488	40,394	418,447
Cash Equivalents	2,299	1,016,258	458,360	1,226,978
Total	6,628	1,016,746	498,754	1,645,425

The breakdown of cash equivalents is as follows:

		Parent Company		Consolidated
	Weighted Average Profitability (p.a.)	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019

Domestic Currency
Private Bonds	90.5% of CDI	7	366,338	432,078	514,356
Automatic Investments	23.8% of CDI	2,292	-	26,282	5,505
Total Domestic Currency		2,299	366,338	458,360	519,861

Foreign Currency
Private Bonds	2.0%	-	649,920	-	707,117
Total Foreign Currency		-	649,920	-	707,117

Total		2,299	1,016,258	458,360	1,226,978

7.	Financial Investments

		Parent Company		Consolidated
	Weighted Average Profitability (p.a.)	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019

Domestic Currency
Government Bonds (*)	-27.4% of CDI	-	-	11,371	56,532
Investment Funds	71.9% of CDI	205	673	384,596	862,868
Total Domestic Currency		205	673	395,967	919,400

Foreign Currency
Private Bonds	3.00%	-	-	2,920	1,713
Government Bonds	1.80%	-	-	-	29,684
Investment Funds	1.80%	-	-	737	2,965
Total Foreign Currency		-	-	3,657	34,362

Total		205	673	399,624	953,762

(*) See Note 1.1.6 (b).

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

8.	Restricted Cash

		Parent Company		Consolidated
	Weighted Average Profitability (p.a.)	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019

Domestic Currency
Import financing	96.6% of CDI	-	2,428	139,834	116,932
Letter of Guarantee - Legal Proceedings	96.1% of CDI	4,145	3,971	81,540	115,995
Letter of Credit – Maintenance Deposit	98.0% of CDI	-	-	143,670	136,438
Working Capital	99.8% of CDI	-	-	26,693	510
Hedge Margin	100.0% of CDI	-	-	4,926	-
Total Domestic Currency		4,145	6,399	396,663	369,875

Foreign Currency
Financing with Ex-lm Bank Collateral	0.2%	-	-	33,856	-
Hedge Margin	0.1%	-	-	122,537	74,431
Total Foreign Currency		-	-	156,393	74,431

Total		4,145	6,399	553,056	444,306

Current		4,145	6,399	372,668	304,920
Noncurrent		-	-	180,388	139,386

9.	Trade Receivables

	Consolidated
	September 30, 2020	December 31, 2019

Domestic Currency
Credit Card Administrators	359,646	740,967
Travel Agencies	299,011	253,494
Cargo Agencies	25,385	33,677
Airline Partner Companies	6,523	291
Others	2,779	15,690
Total Domestic Currency	693,344	1,044,119

Foreign Currency
Credit Card Administrators	91,906	121,844
Travel Agencies	13,275	36,845
Cargo Agencies	214	1,384
Airline Partner Companies	448	30,740
Others	9,274	11,550
Total Foreign Currency	115,117	202,363

Total	808,461	1,246,482

Estimated Losses from Doubtful Accounts	(17,550)	(16,952)

Total Trade Receivables	790,911	1,229,530

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The aging list of trade receivables, net of allowance for expected loss on trade receivables accounts, is as follows:

	Consolidated
	September 30, 2020	December 31, 2019
To be Due
Until 30 days	489,194	567,567
From 31 to 60 days	99,665	213,334
From 61 to 90 days	32,639	100,478
From 91 to 180 days	84,896	187,883
From 181 to 360 days	38,440	76,902
Above 360 days	282	1,499
Total to be Due	745,116	1,147,663

Overdue
Until 30 days	4,065	47,959
From 31 to 60 days	2,669	23,290
From 61 to 90 days	28,392	3,986
From 91 to 180 days	4,828	3,009
From 181 to 360 days	2,610	421
Above 360 days	3,231	3,202
Total Overdue	45,795	81,867

Total	790,911	1,229,530

The changes in the expected loss on trade receivables are as follows:

	Consolidated
	September 30, 2020	December 31, 2019
Balance at the Start of the Year	(16,952)	(11,284)
(Additions) and Exclusions	(598)	(13,499)
Unrecoverable Amounts	-	7,831
Balance at the End of the Year	(17,550)	(16,952)

10.	Inventories

	Consolidated
	September 30, 2020	December 31, 2019
Consumables	20,048	14,274
Parts and Maintenance Materials	179,669	184,939
Total	199,717	199,213

The changes in the provision for obsolescence are as follows:

	Consolidated
	September 30, 2020	December 31, 2019
Balances at the Start of the Year	(14,302)	(12,808)
Additions	(608)	(2,168)
Write-Offs	973	674
Balances at the End of the Year	(13,937)	(14,302)

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

11.	Taxes to Recover

	Parent Company		Consolidated
	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019
Prepaid Income Tax and Social Contribution to Recover	20,622	27,552	152,710	195,864
Withholding Income Tax	49	-	2,629	3,969
PIS and COFINS to Recover(*)	-	-	384,249	273,152
Value Added Tax (VAT), Abroad	-	-	10,593	4,650
Others	60	60	12,363	6,181
Total	20,731	27,612	562,544	483,816

Current	8,852	5,163	240,372	309,674
Noncurrent	11,879	22,449	322,172	174,142

(*) During the period ended September 30, 2020, the subsidiary GLA recorded PIS and COFINS extemporaneous tax credits, in the total amount of R$126,675.

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

12.	Deferred Taxes

12.1.	Deferred Tax Assets (Liabilities)

The positions of deferred assets and liabilities are presented below and comply with the enforceable offset legal rights that consider taxes levied by the same tax authority under the same tax entity.

	Parent Company			Consolidated
	December 31, 2019	Income (Expenses)	September 30, 2020	December 31, 2019	Income (Expenses)	Exchange Rate Change(*)	September 30, 2020
Deferred Assets
Tax Losses	39,890	(748)	39,142	42,795	(3,965)	256	39,086
Negative Basis of Social Contribution	14,360	(269)	14,091	14,360	(269)	-	14,091
Temporary Differences:
Provision for Losses on Other Credits	1,957	2,710	4,667	1,958	2,709	-	4,667
Provision for Legal Proceedings and Tax Liabilities	696	(778)	(82)	696	(778)	-	(82)
Total Income Tax and Social Contribution Deferred - Assets	56,903	915	57,818	59,809	(2,303)	256	57,762
Deferred Liabilities
Temporary Differences:
Provision for Doubtful Accounts	-	-	-	17,035	48,534	-	65,569
Breakage Provision	-	-	-	(196,206)	7,406	-	(188,800)
Provision for Losses on Other Credits	-	-	-	183,053	(25,179)	-	157,874
Provision for Legal Proceedings and Tax Liabilities	-	-	-	91,051	23,091	-	114,142
Aircraft Return	-	-	-	146,239	53,829	-	200,068
Derivative Transactions	-	-	-	(42,154)	11,674	-	(30,480)
Flight Rights	-	-	-	(353,226)	-	-	(353,226)
Depreciation of Engines and Parts for Aircraft Maintenance	-	-	-	(183,977)	(8,673)	-	(192,650)
Reversal of Goodwill Amortization for Tax Purposes	-	-	-	(127,659)	-	-	(127,659)
Aircraft Leases and Others	-	-	-	64,379	(57,648)	-	6,731
Others	-	-	-	89,313	(26,953)	58	62,418
Unrealized Profits	-	-	-	68,111	(719)	-	67,392
Total Income Tax and Social Contribution Deferred - Liabilities	-	-	-	(244,041)	25,362	58	(218,621)
Total Effect of Deferred Taxes in the Income (Expenses)	-	915	-	-	23,059	-	-

(*) Exchange rate change recognized in other comprehensive income.

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company’s Management considers that the deferred assets and liabilities recognized on September 30, 2020 arising from temporary differences will be realized in proportion to realization of their bases and the expectation of future results.

The Management estimates that active deferred tax credits, recorded on tax losses and a negative social contribution base, may be realized as follows:

Year	Amount
2020	4,163
2022	4,630
2023	14,528
2024	12,144
2025 to 2029	17,768
Total	53,233

The direct subsidiary GLA has tax losses and negative bases of social contribution in the determination of taxable profit, to be offset against 30% of future annual tax profits, with no prescription period, not recorded in the balance sheet, in the following amounts:

	GLA
	September 30, 2020	December 31, 2019
Income Tax Loss	8,411,890	5,017,227
Negative Basis of Social Contribution	8,411,890	5,017,227

Potential Tax Credit	2,860,042	1,705,857

The reconciliation of effective income taxes and social contribution rates for the periods ended September 30, 2020 and 2019 is as follows:

	Parent Company
	Three-month period ended on		Nine-month period ended on
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019

Loss before Income Tax and Social Contribution	(1,724,568)	(241,567)	(6,003,511)	(492,767)
Combined Nominal Tax Rate	34%	34%	34%	34%
Income Tax and Social Contribution by the Combined Tax Rate	586,353	82,133	2,041,194	167,541

Adjustments to Calculate the Actual Tax Rate:
Equity Income (Loss)	(531,808)	(82,124)	(1,820,596)	(38,269)
Tax Rate Difference of the Income (Expenses) of Subsidiaries	(12,797)	60,899	57,117	(75,159)
Nondeductible Expenses, Net	(210)	(85)	(618)	(187)
Exchange Rate Change on Foreign Investments	(36,740)	(61,308)	(278,538)	(53,393)
Interest on Shareholders’ Equity	-	-	-	(3,114)
Benefit Constituted on Tax Losses, Negative Basis and Temporary Differences	-	-	-	26,366
Total Income Tax and Social Contribution	4,798	(485)	(1,441)	23,785

Income Tax and Social Contribution
Current	722	(238)	(2,356)	(1,633)
Deferred	4,076	(247)	915	25,418
Total Income Tax and Social Contribution	4,798	(485)	(1,441)	23,785

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

	Consolidated
	Three-month period ended on		Nine-month period ended on
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019

Loss before Income Tax and Social Contribution	(1,687,555)	(177,477)	(5,899,728)	(171,588)
Combined Nominal Tax Rate	34%	34%	34%	34%
Income Tax and Social Contribution by the Combined Tax Rate	573,769	60,342	2,005,908	58,340

Adjustments to Calculate the Actual Tax Rate:
Equity Income (Loss)	-	-	-	27
Tax Rate Difference of the Income (Expenses) of Subsidiaries	2,959	70,868	68,148	(74,355)
Income tax on permanent differences and other	(45,236)	19,366	(40,236)	51,821
Exchange Rate Change on Foreign Investments	(45,743)	(83,077)	(224,697)	(114,188)
Overdue Tax Credit	-	-	-	18,801
Interest on Shareholders’ Equity	-	-	-	2,805
Benefit Not Constituted on Tax Losses, Negative Basis and Temporary Differences	(494,119)	(61,142)	(1,864,010)	(28,401)
Total Income Tax and Social Contribution	(8,370)	6,357	(54,887)	(85,150)

Income Tax and Social Contribution
Current	(42,093)	(49,560)	(77,946)	(125,203)
Deferred	33,723	55,917	23,059	40,053
Total Income Tax and Social Contribution	(8,370)	6,357	(54,887)	(85,150)

13.	Advances to Suppliers and Third-Parties

	Parent Company		Consolidated
	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019

Oceanair Advance(*)	225,629	161,228	257,115	192,715
Advance to Domestic Suppliers	-	-	221,831	95,596
Advances to Foreign Suppliers	52	37	38,229	25,316
Advance for Materials and Repairs	-	-	48,932	48,930
Total	225,681	161,265	566,107	362,557
Adjustment to Present Value of Advance to Suppliers	-	-	-	(10,604)
Provision for Loss of Advance to Oceanair	(225,629)	(161,228)	(257,115)	(161,228)
Total Advances to Suppliers	52	37	308,992	190,725

Current	52	37	277,222	142,338
Noncurrent	-	-	31,770	48,387

(*) increase due to the change of the US dollar.

14.	Deposits

	Parent Company		Consolidated
	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019
Court Deposits	60,155	61,447	714,062	841,746
Maintenance Deposits(*)	-	-	1,172,445	830,282
Deposit in Guarantee for Lease Agreements	74,269	51,055	408,285	296,327
Total	134,424	112,502	2,294,792	1,968,355

(*) Advances made in US dollars, the change in the period is essentially due to the appreciation of the dollar against the real.

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

15.	Investments

15.1.	Breakdown of Investments

The investment information is shown below:

	Parent Company		Consolidated
	GLA	Smiles Fidelidade	Trip
Material Information on Subsidiaries on September 30, 2020
Total Number of Shares	5,262,335,049	124,158,953	-
Share Capital	4,554,280	254,609	1,318
Interest %	100.0%	52.6%	60.0%
Shareholders’ Equity (Deficit)	(12,989,261)	1,312,822	2,091
Unrealized Gains (a)	-	(130,819)	-

Adjusted Shareholders’ Equity (b)	(12,989,261)	559,747	1,254
Net Income (Expenses) for the Period	(5,411,922)	106,134	-
Unrealized Gains for the Period (a)	-	1,396	-
Adjusted Net Income (Expenses) for the Period (b)	(5,411,922)	52,228	-

(a)   Corresponds to transactions involving revenue from the miles redeemed for air tickets by participants of the Smiles Program, which, under the consolidated quarterly information, only take place when the program’s participants are actually transported by GLA.

(b)   Adjusted shareholders’ equity and net income (expenses) for the adjusted period corresponds to the percentage of total equity and net income for unrealized profits.

	Parent Company		Consolidated
	GLA	Smiles Fidelidade	Trip
Relevant Information of the Subsidiaries on December 31, 2019
Total Number of Shares	5,262,335,049	124,158,953	-
Share Capital	4,554,280	254,610	1,318
Interest %	100.00%	52.61%	60.00%
Shareholders’ Equity (Deficit)	(6,498,660)	1,205,335	2,091
Unrealized Gains (a)	-	(132,215)	-

Adjusted Shareholders’ Equity (b)	(6,498,660)	501,986	1,254
Net Income (Expenses) for the Year	215,027	626,725	129
Unrealized Gains for the Year (a)	-	(35,909)	-
Adjusted Net Income (Expenses) for the Year (b)	215,027	294,899	77

(a)	Corresponds to transactions involving revenue from the miles redeemed for air tickets by participants of the Smiles Program, which, under the consolidated quarterly information, only take place when the program’s participants are actually transported by GLA.
(b)	Adjusted shareholders’ equity and net income (expense) for the adjusted period corresponds to the percentage of total equity and net income for unrealized profits.

15.2.	Changes in Investments

	Parent Company			Consolidated
	GLA	Smiles Fidelidade	Total	Trip
Balances on December 31, 2019	(6,498,660)	501,986	(5,996,674)	1,254
Equity Income (Expenses)	(5,411,922)	57,228	(5,354,964)	-
Unrealized Income (Expenses) on Hedge	(1,122,171)	-	(1,122,171)	-
Foreign Exchange Rate Change on Investment Conversion Abroad	-	(304)	(304)	-
Share-Based Compensation	16,205	779	16,984	-
Actuarial Losses from Post-Employment Benefits	27,287	-	27,287	-
Other Equity Changes in Investments	-	58	58	-
Balances on September 30, 2020	(12,989,261)	559,747	(12,429,515)	1,254

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

16.	Property, Plant & Equipment

16.1.	Parent Company

On September 30, 2020, the balance of Property, Plant & Equipment was R$5,298 in the subsidiary GAC (On December 31, 2019, the balance was of R$131,841, mainly related to advances for the acquisition of aircraft, which were returned by the manufacturer, as mentioned in Note 1.3).

Additionally, on September 30, 2020, there is no residual value of the ownership rights on aircraft in the subsidiary GAC (R$108,538 on December 31, 2019).

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

16.2.	Consolidated

	Weighted Average Rate (p.a.)	December 31, 2019	Additions	Write-Offs	Transfers	September 30, 2020
Flight Equipment
Cost
Aircraft - ROU(1) with Purchase Option (5)		660,256	-	(660,256)	-	-
Aircraft - ROU with no Purchase Option		3,561,980	535,950	(151,540)	-	3,946,390
Spare Parts and Engines - Own		1,764,295	138,516	(3,748)	(250)	1,898,813
Spare Parts and Engines - ROU		109,977	(14,851)	(10,352)	-	84,774
Aircraft and Engine Improvements		3,084,023	385,512	(112,009)	-	3,357,526
Tools		53,454	2,254	(47)	250	55,911
		9,233,985	1,047,381	(937,952)	-	9,343,414
Depreciation
Aircraft - ROU with Purchase Option (5)		(226,433)	(2,935)	229,368	-	-
Aircraft - ROU with no Purchase Option	20.46%	(719,377)	(624,821)	63,968	-	(1,280,230)
Spare Parts and Engines - Own	7.05%	(706,381)	(99,585)	1,753	-	(804,213)
Spare Parts and Engines - ROU	25.53%	(26,745)	(24,539)	9,079	-	(42,205)
Aircraft and Engine Improvements	48.98%	(1,717,552)	(612,178)	111,767	-	(2,217,963)
Tools	10.00%	(24,712)	(3,139)	27	-	(27,824)
		(3,421,200)	(1,367,197)	415,962	-	(4,372,435)

Total Net - Flight Equipment		5,812,785	(319,816)	(521,990)	-	4,970,979

Property, Plant & Equipment in Use
Cost
Vehicles		11,681	161	(276)	-	11,566
Machinery and Equipment		63,091	792	(544)	-	63,339
Furniture and fixtures		32,983	1,382	(155)	-	34,210
Computers and Peripherals - Own		45,732	2,736	(402)	-	48,066
Computers and Peripherals – ROU		21,992	-	-	-	21,992
Communication Equipment		2,548	9	(180)	-	2,377
Security Equipment		856	-	(789)	-	67
Third-Party Property Improvements - CMA (3)		107,637	-	-	-	107,637
Third-Party Property Improvements		71,174	335	-	3,226	74,735
Third-Party Properties - ROU		22,354	5,471	(70)	-	27,755
Construction in Progress		17,906	1,089	-	(3,226)	15,769
		397,954	11,975	(2,416)	-	407,513
Depreciation
Vehicles	20.00%	(9,291)	(477)	145	-	(9,623)
Machinery and Equipment	10.00%	(45,437)	(3,109)	485	-	(48,061)
Furniture and Fixtures	10.00%	(19,908)	(1,596)	150	-	(21,354)
Computers and Peripherals - Own	20.00%	(33,190)	(2,818)	397	-	(35,611)
Computers and Peripherals – ROU	36.13%	(7,682)	(5,934)	-	-	(13,616)
Communication Equipment	10.00%	(2,081)	(90)	164	-	(2,007)
Security Equipment	10.00%	(615)	(2)	573	-	(44)
Third-Party Property Improvements - CMA	10.43%	(102,675)	(4,973)	-	-	(107,648)
Third-Party Property Improvements	21.94%	(39,039)	(7,817)	-	-	(46,856)
Third-Party Properties - ROU	32.18%	(7,156)	(6,267)	71	-	(13,352)
		(267,074)	(33,083)	1,985	-	(298,172)
Total Net - Property, Plant & Equipment in Use		130,880	(21,108)	(431)	-	109,341

Impairment Losses (2)	-	(41,719)	5,536	-	-	(36,183)
Total		5,901,946	(335,388)	(522,421)	-	5,044,137

Advances to Suppliers (4)	-	156,155	133,901	(136,962)	-	153,094
Total Property, Plant & Equipment		6,058,101	(201,487)	(659,383)	-	5,197,231

(1) ROU - Right of Use

(2) Refers to provisions for impairment losses for rotable items (spare parts), classified under “Parts and spare engines", recorded by the Company in order to present its assets according to the actual capacity for the generation of expected future benefits.

(3) CMA - Maintenance Center - Confins/MG

(4) The write-off refers to PDP return, as mentioned in note 1.3.

(5) Write-off resulting from the sale-leaseback transaction.

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

17.	Intangible Assets

The breakdown of and changes in intangible assets are as follows:

	Consolidated
	Weighted Average Rate (p.a.)	December 31, 2019	Additions	Write-Offs	September 30, 2020
Cost
Goodwill	-	542,302	-	-	542,302
Slots	-	1,038,900	-	-	1,038,900
Software	-	579,370	47,910	(68,319)	558,961
Others	-	10,000	-	-	10,000
Total Cost		2,170,572	47,910	(68,319)	2,150,163

Amortization
Software	25.10%	(389,730)	(68,010)	68,235	(389,505)
Others	20.00%	(4,167)	(1,500)	-	(5,667)
Total Amortization		(393,897)	(69,510)	68,235	(395,172)

Intangible Assets, Net		1,776,675	(21,600)	(84)	1,754,991

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

18.	Loans and Financing

The breakdown of and changes in short and long-term debt are as follows:

			Parent Company
			December 31, 2019										September 30, 2020
	Maturity	Interest Rate p.a.	Current	Noncurrent	Total	Funding	Unrealized Income (Expenses) on ESN	Principal Payment	Interest Incurred	Interest Paid	Exchange Rate Change	Amortization of Costs/Goodwill	Current	Noncurrent	Total
In US$:
Term Loan B	08/2020	6.50%	1,229,600	-	1,229,600	-	-	(1,641,390)	65,382	(97,632)	437,942	6,098	-	-	-
Guaranteed Funding	12/2021	9.50%	-	-	-	1,367,825	-	(84,611)	10,910	(6,362)	42,644	-	1,062,473	267,933	1,330,406
Senior Notes IV	01/2022	9.10%	12,102	313,267	325,369	-	-	(405,878)	7,052	(20,695)	92,730	1,422	-	-	-
ESN (1)	07/2024	3.75%	29,443	1,753,526	1,782,969	-	(512,876)	-	130,288	(75,486)	580,651	(377)	18,729	1,886,440	1,905,169
Senior Notes VIII	01/2025	7.00%	75,587	2,548,472	2,624,059	-	-	-	171,023	(215,506)	1,043,455	6,417	39,551	3,589,897	3,629,448
Perpetual Bonds	-	8.75%	12,815	620,328	633,143	-	-	-	51,166	(50,161)	251,895	-	17,934	868,109	886,043
Total			1,359,547	5,235,593	6,595,140	1,367,825	(512,876)	(2,131,879)	435,821	(465,842)	2,449,317	13,560	1,138,687	6,612,379	7,751,066

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

			Consolidated
			December 31, 2019										September 30, 2020
	Maturity	Effective Interest Rate (p.a.)	Current	Noncurrent	Total	Funding	Unrealized Income (Expenses) on ESN	Principal Payment	Interest Incurred	Interest Paid	Exchange Rate Change	Amortization of Costs/Goodwill	Current	Noncurrent	Total
In R$:
Working Capital	03/2021	6.48%	-	-	-	624,377	-	(314,479)	14,239	(11,947)	-	-	312,190	-	312,190
Debentures VII	03/2022	3.41% (3)	289,423	289,302	578,725	-	-	-	19,437	(19,336)	-	4,666	437,671	145,821	583,492

In US$:
Term Loan B	08/2020	6.50%	1,229,600	-	1,229,600	-	-	(1,641,390)	65,382	(97,632)	437,942	6,098	-	-	-
Import Financing	01/2021	5.63%	663,979	-	663,979	25,974	-	(103,238)	31,894	(33,097)	268,559	-	854,071	-	854,071
Guaranteed Funding	12/2021	9.50%	-	-	-	1,367,825	-	(84,611)	10,910	(6,362)	42,644	-	1,062,473	267,933	1,330,406
Senior Notes IV	01/2022	9.10%	12,102	313,267	325,369	-	-	(405,878)	7,052	(20,695)	92,730	1,422	-	-	-
Financing with Ex-lm Bank Collateral	12/2022	0.92%	180,812	76,395	257,207	124,074	-	(167,479)	6,345	(3,524)	97,949	5,714	235,733	84,553	320,286
ESN (1)	07/2024	3.75%	29,443	1,753,526	1,782,969	-	(512,876)	-	130,288	(75,486)	580,651	(377)	18,729	1,886,440	1,905,169
Spare Engine Facility	09/2024	2.56%	17,551	201,084	218,635	-	-	(11,853)	7,217	(7,644)	87,627	211	74,070	220,123	294,193
Senior Notes VIII	01/2025	7.00%	75,587	2,548,472	2,624,059	-	-	-	171,023	(215,506)	1,043,455	6,417	39,551	3,589,897	3,629,448
Loan Facility	03/2028	4.73%	31,727	150,821	182,548	59,949	-	(32,266)	9,592	(7,265)	76,592	173	37,917	251,406	289,323
Perpetual Notes (2)	-	8.75%	12,815	533,935	546,750	-	-	-	44,046	(43,272)	217,616	-	17,934	747,206	765,140
Total			2,543,039	5,866,802	8,409,841	2,202,199	(512,876)	(2,761,194)	517,425	(541,766)	2,945,765	24,324	3,090,339	7,193,379	10,283,718

(1)	Exchangeable Senior Notes see Note 35.2.
(2)	Includes elimination of related parties in the amount of R$120,903.
(3)	During the 9 months ended on September 30, 2020, after Split there was division into three series: Series 1 with a CDI rate of 120%; Series 2 with CDI rate + 5.40% and Series 3 with CDI rate + 3.50%.

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The terms of the short and long-term debt contracted up to December 31, 2019 by the Company and its subsidiaries were disclosed in detail in the financial statements for the year ended December 31, 2019 and have not been affected by contractual alterations during the nine-month period ended on September 30, 2020, except as mentioned in this interim financial information.

Total consolidated debt included issuance costs of R$98,118 on September 30, 2020 (R$143,119 on December 31, 2019), which are amortized over the term of the related debt.

18.1.	New Loans and Financing During the Nine-Month Period Ended September 30, 2020

18.1.1.	Working Capital

During the nine-month period ended September 30, 2020, the Company, through its subsidiary GLA, raised funds and renegotiated the due dates of this type of agreement, placing promissory notes as collateral for the transactions. These transactions have as purpose maintaining and managing the company's working capital. Information on such financing is presented below:

Date -	Amount	Interest	Date -
Transaction	(R$ thousand)	Rate (p.a.)	Maturity
New Funding
April 20, 2020	72,000	10.03%	July 20, 2020
April 20, 2020	94,830	8.99%	August 18, 2020
April 20, 2020	21,195	8.52%	July 20, 2020
May 8, 2020	147,871	CDI + 6.9%	August 7, 2020
May 11, 2020	10,013	8.60%	August 10, 2020
May 13, 2020	24,000	11.13%	March 12, 2021
May 15, 2020	254,468	CDI + 2.50%	November 9, 2020
Total	624.377

Renegotiations
July 20, 2020	50,000	10.03%	December 1, 2020
August 7, 2020	44,361	CDI + 6.9%	November 5, 2020
August 10, 2020	10,013	8.60%	September 30, 2020
August 18, 2020	94,830	8.99%	September 30, 2020
August 31, 2020	114,666	CDI + 2.50%	March 15, 2021
September 30, 2020	10,013	8.60%	December 15, 2020
September 30, 2020	94,830	8.99%	December 15, 2020
Total	418.713

18.1.2.	Import Financing

During the nine-month period ended September 30, 2020, the Company, through its subsidiary GLA, raised funds and renegotiated the due dates of this type of agreement, placing promissory notes as collateral for the transactions. Which are part of a credit line maintained by GLA for engine maintenance, import financing in order to purchase spare parts and aircraft equipment. Information on such financing is presented below:

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

Date -	Amount		Interest	Date -
Transaction	(US$ thousand)	(R$ thousand)	Rate (p.a.)	Maturity
New Funding
February 19, 2020	5,920	25,974	4.07%	February 13, 2021

Renegotiations
January 2, 2020	4,335	17,431	5.79%	June 30, 2020
January 14, 2020	4,571	18,943	6.22%	May 13, 2020
January 17, 2020	6,455	27,005	5.71%	July 15, 2020
January 21, 2020	8,595	36,112	6.22%	May 20, 2020
January 24, 2020	4,815	20,112	4.17%	January 15, 2021
January 31, 2020	5,925	25,296	5.63%	July 29, 2020
February 14, 2020	7,069	30,512	5.59%	August 12, 2020
February 21, 2020	6,531	28,688	5.56%	August 19, 2020
April 22, 2020	5,407	29,611	8.60%	August 20, 2020
April 22, 2020	7,711	42,225	5.65%	October 19, 2020
April 22, 2020	6,053	33,144	5.65%	October 19, 2020
April 24, 2020	9,347	51,184	8.52%	August 24, 2020
May 13, 2020	4,571	25,030	7.93%	September 10, 2020
May 20, 2020	5,148	28,192	7.87%	September 17, 2020
May 29, 2020	7,195	39,402	5.12%	November 25, 2020
June 8, 2020	9,638	52,778	4.95%	November 5, 2020
June 8, 2020	7,823	42,837	4.29%	October 6, 2020
June 8, 2020	10,436	57,150	4.95%	November 5, 2020
June 8, 2020	6,990	38,277	4.29%	October 6, 2020
June 8, 2020	7,045	38,579	4.95%	November 5, 2020
June 15, 2020	735	4,024	6.45%	December 14, 2020
June 16, 2020	10,400	56,950	4.29%	October 14, 2020
June 30, 2020	4,335	23,737	4.92%	December 29, 2020
July 15, 2020	6,455	28,688	4.87%	January 11, 2021
July 29, 2020	5,925	28,688	4.85%	January 25, 2021
August 12, 2020	7,069	28,688	4.32%	September 25, 2020
August 14, 2020	3,396	19,156	3.84%	January 8, 2021
August 18, 2020	5,920	33,393	4.06%	February 12, 2021
August 19, 2020	6,531	28,688	4.30%	October 2, 2020
August 20, 2020	5,407	30,499	7.75%	December 18, 2020
August 24, 2020	9,347	52,724	7.76%	December 22, 2020
September 10, 2020	4,571	25,784	7.75%	September 10, 2020
September 17, 2020	5,148	29,038	7.75%	January 15, 2021
September 25, 2020	7,069	28,688	4.35%	December 15, 2020
Total	217.968	1.101.253

18.1.3.	Financing with Ex-lm Bank Collateral

In the nine-month period ended on September 30, 2020, the Company, through its subsidiary GLA, obtained funding as follows:

Date -	Principal	Costs	Interest	Date -
Transaction	(R$ thousand)	(R$ thousand)	Rate (p.a.)	Maturity
June 23, 2020	129,263	5,189	9.05%	December 23, 2022

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

18.1.4.	Loan Facility

In the nine-month period ended on September 30, 2020, the Company, through its subsidiary GLA, obtained funding with guarantee of the Company’s own engines. Information on such financing is presented below:

Date -	Principal		Costs		Interest	Date -
Transaction	(US$ thousand)	(R$ thousand)	(US$ thousand)	(R$ thousand)	Rate (p.a.)	Maturity
March 20, 2020	12,000	60,847	177	898	4.16% p.a.	March 20, 2028

18.1.5.	Guaranteed Funding.

In August 2020, the Company obtained a bilateral financing from Delta Airlines backed by Smiles shares and other assets totaling US$250 million, corresponding to R$1,367,825 on the funding date.

Date -	Principal		Interest	Date -
Transaction	(US$ thousand)	(R$ thousand)	Rate (p.a.)	Maturity
September 30, 2020	250,000	1,367,825	9.50% p.a.	December 30, 2021

18.1.6.	Loan and Financing - Noncurrent.

On September 30, 2020, the maturities of loans and financing recorded in non-current liabilities are as follows:

	2021	2022	2023	2024	2024 onwards	Without Maturity Date	Total
Parent Company
In US$:
Guaranteed Funding	267,933	-	-	-	-	-	267,933
ESN	-	-	-	1,886,440	-	-	1,886,440
Senior Notes VIII	-	-	-	-	3,589,897	-	3,589,897
Perpetual Bonds	-	-	-	-	-	868,109	868,109
Total	267,933	-	-	1,886,440	3,589,897	868,109	6,612,379

Consolidated
In R$:
Debentures VII	-	145,821	-	-	-	-	145,821
In US$:
Financing with Ex-lm Bank Collateral	29,852	54,701	-	-	-	-	84,553
Spare Engine Facility	6,262	25,049	25,049	163,763	-	-	220,123
Guaranteed Funding	267,933	-	-	-	-	-	267,933
ESN	-	-	-	1,886,440	-	-	1,886,440
Senior Notes VIII	-	-	-	-	3,589,897	-	3,589,897
Loan Facility	7,774	31,746	32,758	33,820	145,308	-	251,406
Perpetual Bonds	-	-	-	-	-	747,206	747,206
Total	311,821	257,317	57,807	2,084,023	3,735,205	747,206	7,193,379

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The fair value of debt on September 30, 2020 is as follows:

	Parent Company		Consolidated
	Accounting (*)	Fair Value	Accounting (*)	Fair Value
ESN	1,905,169	1,517,040	1,905,169	1,517,040
Perpetual Notes and Other Senior Notes	4,515,491	3,178,845	4,394,588	3,111,809
Term Loan	1,330,406	1,331,820	1,330,406	1,331,820
Debentures	-	-	583,492	591,666
Other Existing Loans	-	-	2,070,063	2,070,063
Total	7,751,066	6,027,705	10,283,718	8,622,398

(*) Net Total of Funding Costs.

18.2.	Covenants

The Company has covenants in Guaranteed financing and in Debentures VII.

Within the scope of guaranteed financing, the Company has the observance of complying with specific guarantee conditions in the bilateral contract with Delta Airlines. On September 30, 2020, the Company had Smiles shares and other assets placed in guarantee by GLAI regarding this agreement, which meet the covenants.

In Debentures VII, the obligation to measure such indicators is semiannual, being that:

On March 31, 2020, the Debenture Holders’ Meeting was held, where it was decided to suspend the effects of automatic early maturity, given the failure to pay the unit face value of the debentures referring to the installment due on March 28, 2020. At that Meeting, it was decided to extend the debentures’ principal amortization liabilities by 10 days.

On April 9, 2020, the Debenture Holders’ Meeting decided to postpone the amortization of debentures totaling R$148 million, originally scheduled to occur on March 28, 2020 and thus postponed to March 28, 2022. On this date, the Meeting also granted a waiver regarding the non-compliance with the financial rates and limits set for the fiscal year of 2020, which would be measured on June 30 and December 31, 2020. The current readings will remain in force in the fiscal year of 2021.

On September 25, 2020, the Debenture Holders’ Meeting decided to postpone the amortization of debentures totaling R$148 million, originally scheduled to occur on September 28, 2020 and thus postponed to March 28, 2021.

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

19.	Leases to Pay

		Consolidated
		December 31, 2019												September 30, 2020
	Weighted Average Rate (p.a.)	Current	Noncurrent	Total	Additions	Write-Offs	Provision	Contractual Amendment	Payments	Deposit in Guarantee	Interest Incurred	Payment of Interest	Exchange Rate Change	Current	Noncurrent	Total
In R$:
Leases without Purchase Option	13.10%	21,781	23,026	44,807	5,189	-	-	281	(12,987)	-	10,096	-	-	30,025	17,361	47,386
Total		21,781	23,026	44,807	5,189	-	-	281	(12,987)	-	10,096	-	-	30,025	17,361	47,386

In US$:
Leases with Purchase Option	3.75%	128,936	419,894	548,830	-	(618,487)	-	-	(26,049)	-	4,592	(4,592)	95,706	-	-	-
Leases without Purchase Option	11.46%	1,253,995	4,205,148	5,459,143	596,406	(2,138)	29,225	(115,692)	(745,398)	(18,920)	519,201	-	2,214,171	2,217,733	5,718,265	7,935,998
Total		1,382,931	4,625,042	6,007,973	596,406	(620,625)	29,225	(115,692)	(771,447)	(18,920)	523,793	(4,592)	2,309,877	2,217,733	5,718,265	7,935,998

Total Leases		1,404,712	4,648,068	6,052,780	601,595	(620,625)	29,225	(115,411)	(784,434)	(18,920)	533,889	(4,592)	2,309,877	2,247,758	5,735,626	7,983,384

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The future payments of financial lease agreements are detailed as follows:

	Without Purchase Option		With Purchase Option
	September 30, 2020	December 31, 2019	December 31, 2019
2020	1,316,455	1,691,357	148,613
2021	2,176,540	1,324,403	148,744
2022	1,952,772	1,125,060	207,654
2023	1,542,130	904,627	72,801
2024 onwards	3,441,012	1,938,987	16,830
Total Minimum Lease Payments	10,401,909	6,984,434	594,642
Less Total Interest	(2,418,525)	(1,480,484)	(45,812)
Present Value of Minimum Lease Payments	7,983,384	5,503,950	548,830
Less Current Portion	(2,247,758)	(1,275,776)	(128,936)
Noncurrent Portion	5,735,626	4,228,174	419,894

On September 30, 2020, the Company concluded part of the renegotiations on its aircraft and operating engine lease agreements, with no purchase option, which led to contractual changes regarding the postponement of due dates and monthly payments compared to the original terms of the lease agreements. For renegotiated contracts that had their payments postponed until June 2021, the Company opted to not evaluate such changes as modifications to the lease contracts, as provided by the amendment to “Technical Pronouncement CPC 06 (R2) - Lease in due to a Benefit Granted in a Lease Agreement Related to Covid-19 for Lessee”. For other contracts, the Company recorded the update of these renegotiations, remeasuring the lease liability since the deferral of the installments will occur based on new payment flows, the discount rate and the exchange rate on the date of the contractual amendment, as provided for in the current regulations. The calculated accumulated effects were updated during the quarter ended on September 30, 2020 and were recorded as a reduction in the lease liability totaling R$179,759, with a corresponding entry to a reduction in fixed assets of R$171,098 and a result of R$8,482.

19.1.	Sale-Leaseback Transactions

During the nine-month period ended on September 30, 2020, the Company recorded a net gain of R$594,587 (R$7,924 on September 30, 2019) in the consolidated results from the sale-leaseback transactions of 11 aircraft recognized recorded in the income statement under “Sale-leaseback transactions” in the group of other operating revenues and expenses, net see Note 31.

20.	Suppliers

	Parent Company		Consolidated
	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019

Domestic Currency	15,162	15,952	1,001,373	833,781
Foreign Currency	19,435	3,164	677,903	462,636
Total	34,597	19,116	1,679,276	1,296,417

Current	34,597	19,116	1,634,527	1,286,275
Noncurrent	-	-	44,749	10,142

On September 30, 2020, the balance payable to related parties, recorded the consolidated under “suppliers”, was of R$2,735 (R$1,822 on December 31, 2019), and refers mainly to

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

transportation operations with Viação Piracicabana Ltda.

21.	Suppliers - Forfaiting

The Company has operations that allow suppliers to receive their rights in advance from a financial institutions. On September 30, 2020, the amount recorded under current liabilities from forfaiting operations totaled R$52,120 (R$554,467 on December 31, 2019).

22.	Taxes to Collect

	Parent Company		Consolidated
	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019
PIS and COFINS	1,223	2,278	14,709	39,133
Installments	-	-	43,820	2,117
Income Tax on Salaries	39	32	13,933	54,649
ICMS	-	-	152	424
Income Tax and Social Contribution to Collect	-	1,951	24,218	9,496
Others	10	-	8,855	10,788
Total	1,272	4,261	105,687	116,607

Current	1,272	4,261	71,151	116,523
Noncurrent	-	-	34,536	84

23.	Advance Ticket Sales

On September 30, 2020, the balance of Advance from ticket sales classified in current liabilities was R$1,805,930 (R$1,966,148 on December 31, 2019) and is represented by 5,850,968 tickets sold and not yet used (6,239,179 on December 31, 2019) with an average use of 117 days (59 days on December 31, 2019).

As set forth by the regulators, travel bookings may be made within a period corresponding to 12 months, and, therefore, it was not necessary to reclassify any part of the obligations related to advance from tickets sales to non-current liabilities.

Balances of advance from ticket sales are shown net of breakage corresponding to R$349,027 on September 30, 2020 (R$415,688 on December 31, 2019).

24.	Frequent-Flyer Program

	Consolidated
	September 30, 2020	December 31, 2019
Frequent-Flyer Program	2,136,618	1,755,985
Others	5,527	1,764
Breakage	(581,333)	(577,075)
Total	1,560,612	1,180,674

Current	1,253,020	1,009,023
Noncurrent	307,592	171,651

The miles issued are initially recorded as deferred revenue, and as they are redeemed by members of the Smiles program, they are recognized in the income statement as revenue, net of direct costs associated with the products and services provided.

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The breakage reflects the revenue recognized on the date that the member becomes the owner of the miles and represents the estimated miles issued for which redemption is not expected, i.e., miles that will expire without the expectation of use, as required by CPC 47, equivalent to IFRS 15.

25.	Provisions

	Consolidated
	Provisions Post-Employment Benefit	Provisions for Aircraft and Engine Return	Legal Proceedings (a)	Total
Balances on December 31, 2019	96,760	869,078	291,218	1,257,056
Additional Provisions Recognized	8,024	90,883	219,160	318,067
Provisions Used	-	(49,465)	(149,449)	(198,914)
Changing of Assumptions	(27,287)	-	-	(27,287)
Present Value Adjustment	4,974	54,233	-	59,207
Exchange Rate Change	-	333,691	(42)	333,649
Balances on September 30, 2020	82,471	1,298,420	360,887	1,741,778

On September 30, 2020
Current	-	355,346	-	355,346
Noncurrent	82,471	943,074	360,887	1,386,432
Total	82,471	1,298,420	360,887	1,741,778

On December 31, 2019
Current	-	203,816	-	203,816
Noncurrent	96,760	665,262	291,218	1,053,240
Total	96,760	869,078	291,218	1,257,056
(a)	The provisions used consider write-offs due to the revaluation of estimates and settled processes.

25.1.	Provisions for Post-Employment Benefits

The Company offers to its employees health care plans that, due to complying with current laws, generate obligations with post-employment benefits.

Due to the significant increase in the indicative rates for federal government bonds linked to inflation (NTN-B), with long maturities used, as determined by the applicable accounting standards, to define the discount rate used to calculate post-employment liabilities, generated a reduction in the obligation.

This significant change in the economic circumstance led to update the discount rate hypothesis and, consequently, the obligation and related accounting expense for the remainder of the fiscal year 2020.

The securities used to determine the discount rate assumption were those traded on June 22, 2020. In addition to the discount rate, the long-term inflation assumption was also updated consistent with the Central Bank inflation report. No updates were necessary for the other assumptions used in the calculation.

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The changes in actuarial liabilities related to the post-employment benefit, prepared based on an actuarial report, are presented below:

	Consolidated
	September 30, 2020	December 31, 2019
Actuarial Liabilities at the Start of the Year	96,760	46,496
Current Service Cost Recognized in Income (Expenses)	8,024	4,910
Cost of Interests Recognized in Income (Expenses)	4,974	4,311
Sponsor Contributions	-	(2)
Effect of Changing Financial Assumptions (reduction of the deduction rate)	(27,287)	34,305
Effect of Plan’s Experience	-	6,740
Actuarial Liabilities at the End of the Period	82,471	96,760

Actuarial Assumptions
Weighted Average of Assumptions to Determine the Defined Benefit Obligation
Nominal Discount Rate p.a.	7.49%	7.23%
Actual Discount Rate p.a.	4.36%	3.60%
Long-Term Estimated Inflation Rate p.a.	3.00%	3.50%
HCCTR - Nominal Medical Inflation Rate p.a.	6.35%	6.86%
HCCTR - Actual Medical Inflation Rate p.a.	3.25%	3.25%
Mortality Table	AT-2000 loosened by 10%	AT-2000 loosened by 10%
Weighted Average of Assumptions to Determine the Cost (Revenue) of the Defined Benefit
Nominal Discount Rate	7.23%	9.93%
Actual Discount Rate p.a.	3.60%	5.70%
Long-Term Estimated Inflation Rate	3.50%	4.00%
HCCTR - Nominal Medical Inflation Rate p.a.	6.86%	7.38%
HCCTR - Actual Medical Inflation Rate p.a.	3.25%	3.25%
Mortality Table	AT-2000 loosened by 10%	AT-2000 loosened by 10%

		Consolidated
		September 30, 2020
Current Service Cost Recognized in Income (Expenses) - 1st Half of 2020		6,005
Current Service Cost to Recognize in Income (Expenses) - 2nd Half of 2020		4,037
Cost of Interests Recognized in Income (Expenses) - 1st Half of 2020		3,495
Cost of Interests to Recognize in Income (Expenses) - 2nd Half of 2020		2,958
Total		16,495

25.2.	Provisions for Aircraft and Engine Return

Such provision considers the costs that meet the contractual conditions for the return of engines maintained under operating leases, as well as the costs to reconfigure aircraft when returned as described in the return conditions of the lease agreements. The consideration is capitalized in fixed assets, under the heading “Aircraft and Engines Overhauling”.

25.3.	Provision for Legal Proceedings

On September 30, 2020, the Company and its subsidiaries are parties to lawsuits and administrative proceedings. Details on the relevant lawsuits were disclosed in the financial statements for the year ended December 31, 2019.

The Company's Management believes that the provision for tax, civil and labor risks, recorded in accordance with CPC 25 – “Provisions, Contingent Liabilities and Contingent Assets”, equivalent to IAS 37, is sufficient to cover possible losses on administrative and judicial

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

proceedings. The breakdown of the proceedings with probable and possible losses is presented below:

	Consolidated
	Probable Loss		Possible Loss
	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019
Civil	102,436	78,119	89,286	62,473
Labor	245,919	210,699	252,605	237,253
Tax	12,532	2,400	562,500	586,812
Total	360,887	291,218	904,391	886,538

26.	Shareholders’ Equity

26.1.	Share Capital

On September 30, 2020, the value of the capital stock was R$3,164,750, represented by 3,137,725,825 shares, of which 2,863,682,710 are common shares and 274,043,115 are preferred shares, being presented in the Balance Sheet and the statements of changes in equity, reduced by the costs of issuing shares in the amount of R$155,618 on September 30, 2020 and December 31, 2019.

The Company’s shares are held as follows:

	September 30, 2020			December 31, 2019
	Common Shares	Preferred Shares	Total	Common Shares	Preferred Shares	Total
Fundo Volluto	100.00%	-	22.99%	100.00%	-	23.00%
Mobi FIA	-	37.57%	28.93%	-	37.59%	28.94%
Bank of America	-	12,36%	9,52%	-	-	-
AirFrance - KLM	-	1.55%	1.19%	-	1.55%	1.19%
Others	-	1,91%	1,48%	-	2.23%	1.73%
Market	-	46,61%	35,89%	-	58.63%	45.14%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The authorized share capital on September 30, 2020 is R$6 billion. Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its by-laws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. Under the law terms, in case of capital increase within the authorized limit, the Board of Directors will define the issuance conditions, including pricing and payment terms.

26.2.	Treasury Shares

On September 30, 2020, the Company had 1,824,034 treasury shares, totaling R$62,215 (3,006,390 shares totaling R$102,543 on December 31, 2019). On September 30, 2020, the average market value of treasury shares was R$17.05 (R$33.84 on December 31, 2019).

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

27.	Earnings (Loss) per Share

The Company's earnings (loss) per share was determined as follows:

	Parent Company and Consolidated
	Three-month period ended on
	September 30, 2020			September 30, 2019
	Common Shares	Preferred Shares	Total	Common Shares	Preferred Shares	Total
Numerator
Net Loss for the Period Attributed to Controlling Shareholders	(154,803)	(1,564,967)	(1,719,770)	(56,482)	(185,570)	(242,052)

Denominator
Weighted Average Number of Shares Outstanding (in thousands)	947,619	70,052		2,863,683	151,165
Adjusted Weighted Average Number of Shares Outstanding and Conversions Presumed as Diluted (in thousands)	947,619	70,052		2,863,683	151,165
Basic Loss per Share	(0.163)	(22.340)		(0.020)	(1.228)
Diluted Loss per Share	(0.163)	(22.340)		(0.020)	(1.228)

	Parent Company and Consolidated
	Nine-month period ended on
	September 30, 2020			September 30, 2019
	Common Shares	Preferred Shares	Total	Common Shares	Preferred Shares	Total
Numerator
Net Loss for the Period Attributed to Controlling Shareholders	(540,527)	(5,464,425)	(6,004,952)	(109,436)	(359,546)	(468,982)

Denominator
Weighted Average Number of Shares Outstanding (in thousands)	947,619	273,711		2,863,683	268,814
Adjusted Weighted Average Number of Shares Outstanding and Conversions Presumed as Diluted (in thousands)	947,619	273,711		2,863,683	268,814
Basic Loss per Share	(0.570)	(19.964)		(0.038)	(1.338)
Diluted Loss per Share	(0.570)	(19.964)		(0.038)	(1.338)

Diluted earnings (loss) per share are calculated by adjusting the weighted average number of shares outstanding by instruments potentially convertible into shares. The Company has only one category of potentially dilutive shares (stock option), as described in note 28. However, due to the losses ascertained in the nine-month period ended on September 30, 2019 and the nine-month period ended on September 30, 2020, these instruments issued by the parent company have no dilutive effect and therefore were not included in the total quantity of outstanding shares to calculate diluted losses per share.

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

28.	Share-Based Compensation

The conditions of the restricted share and share-based payment plans granted to the Company’s Executive Officers were disclosed in detail in the financial statements for the year ended December 31, 2019, and did not change during the period ended on September 30, 2020.

The movement of the stock options outstanding for in the period ended on September 30, 2020 is as follows:

28.1.	Stock Option - GOL

	Number of Stock Options	Average Price Weighted - Period
Outstanding Shares on December 31, 2019	7,660,855	7.11
Options Granted (*)	655,437	20.57
Options exercised	(156,134)	4.31
Options canceled and adjustments in estimated prescribed rights	390,053	14.40
Options Outstanding on September 30, 2020	8,550,211	12.95

Number of Options Exercisable on:
December 31, 2019	5,939,631	8.42
September 30, 2020	5,709,272	9.82

(*) Plan granted on April 30, 2020.

The expense recognized in income (expenses) for the fiscal year corresponding to the stock option plans for the nine-month period ended on September 30, 2020 was R$11,241 (R$32,042 for the nine-month period ended on September 30, 2019).

28.2.	Restricted Share Plan – GOL

Total Restricted Shares
Restricted Shares Outstanding on December 31, 2019	1,533,996
Shares Transferred (*)	(1,182,356)
Restricted Shares Cancelled and Adjustments in Estimated Expired Rights	1,334,609
Restricted Shares Transferable on September 30, 2020	1,686,249

(*) During the period ended on September 30, 2020, the Company transferred 1,182,356 shares via equity instruments (treasury shares).

The expense recognized in income (expenses) for the fiscal year corresponding to the stock option plans for the nine-month period ended on September 30, 2020 was R$4,964 (R$6,062 for the nine-month period ended on September 30, 2019).

28.3.	Stock Option Plan – Smiles Fidelidade

During the period ended on September 30, 2020, the Company recognized R$1,793 in shareholders’ equity regarding the share-based compensation with a corresponding outflow in the income statement as personnel expenses (R$2,357 for the nine-month period ended on September 30, 2019).

Additionally, referenced in the Company’s shares, executives and employees are granted a complementary cash-settled bonus, as a way of strengthening their commitment and productivity with the incomes (expenses). On September 30, 2020, the balance of this obligation totaled R$1,881 (R$6,079 on December 31, 2019) recorded under “Salaries”, referenced to 119,784 equivalent Company’s shares. The same amount was recorded under

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

“Personnel” in the statement of operations (R$90,440 during the period ended on September 30, 2019) related to these bonuses.

29.	Transactions with Related Parties

29.1.	Loan Agreements - Noncurrent Assets and Liabilities

The parent company maintains assets and liabilities from loan agreements with its subsidiary GLA without interest, as shown in the table below:

				Assets		Liabilities
Creditor	Debtor	Type of Transaction	Interest Rate (p.a.)	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019

GOL	GLA	Loan	3,43%	906,405	507,408	-	2,121
GAC	GLA	Loan	(*)	1,425,155	1,018,369	9,509	161,229
Gol Finance	GLA	Loan	4,63%	2,818,565	1,914,924	-	-
Total				5,150,125	3,440,701	9,509	163,350

(*) According to the local legislation, the Company applies symbolic interest rates.

In addition to the values above, the following table shows the other balances between the Companies eliminated in the Consolidated:

					Balances
Creditor	Debtor	Type of Transaction	Maturity of the Agreements	Interest Rate (p.a.)	September 30, 2020	December 31, 2019
Gol Finance	GOL	Subscription Bonus(*)	07/2024	-	602,350	602,350
Gol Finance Inc.	GAC	Loan	01/2023	8.64%	1,247,703	1,267,594
Gol Finance	GAC	Loan	03/2025	4.19%	1,410,788	1,061,747
Gol Finance	Gol Finance Inc.	Loan	04/2023	6.79%	331,821	945,721
Gol Finance Inc.	Gol Finance	Loan	07/2020	11.70%	1,959	196,298
Smiles Fidelidade	GLA	Advance ticket purchases	12/2032	3.74%	1,179,319	970,899
Smiles Fidelidade	GLA	Sale of Miles	12/2032	-	3,117	32,271
Smiles Fidelidade	GLA	Management Fees	12/2032	-	-	1,300
Smiles Fidelidade	GLA	Letter of Indemnity Agreement	-	-	530	1,414
GLA	Smiles Fidelidade	Shared Services	12/2032	-	9,062	6,283
GLA	Smiles Fidelidade	Onlending	12/2032	-	13,984	23,540
Smiles Fidelidade	Smiles Viagens	Dividends	-	-	267	267
GOL	Smiles Fidelidade	Dividends	-	-	54,544	69,548
Smiles Viagens	Smiles Fidelidade	Onlendings	-	-	596	1,867
Smiles Argentina	Smiles Fidelidade	Onlendings	-	-	5,017	3,631
Total					4,861,057	5,184,730

(*) The subsidiary Gol Finance, through Gol Equity Finance, acquired warrants issued by the Company in the context of the issue of Exchangeable Senior Notes.

29.2.	Transportation and Consulting Services

In the course of its operations, the Company, by itself and through its subsidiaries, entered into agreements with the companies listed below:

•	Expresso Caxiense S.A.: Provision of passenger transportation services in case of an interrupted flight, effective until March 9, 2023; and

•	Viação Piracicabana Ltda.: Provision of passenger, baggage, crew, and employee transportation services between airports, effective until September 30, 2021.

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

On September 30, 2020, GLA recognized a total expense related to these services of R$5,097 (R$7,450 on September 30, 2019). On the same date, the balance payable to related companies, under “suppliers”, was of R$2,735 (R$1,822 on December 31, 2019), and refers mainly to transportation services with Viação Piracicabana Ltda.

29.3.	Contracts Account Opening UATP (“Universal Air Transportation Plan”) to Grant Credit Limit

The subsidiary GLA entered into UATP account opening agreements with the related parties indicated below: Aller Participações S.A.; BR Mobilidade Baixada Santista S.A. SPE; Breda Transportes e Serviços S.A.; Comporte Participações S.A.; Empresa Cruz de Transportes Ltda.; Empresa de Ônibus Pássaro Marrom S.A.; Empresa Princesa do Norte S.A.; Expresso Itamarati S.A.; Expresso Maringá do Vale S.A.; Expresso União Ltda.; Glarus Serviços Tecnologia e Participações S.A.; Limmat Participações S.A.; Quality Bus Comércio de Veículos S.A.; Super Quadra Empreendimentos Imobiliários S.A.; Thurgau Participações S.A.; Transporte Coletivo Cidade Canção Ltda.; Turb Transporte Urbano S.A.; Vaud Participações S.A.; and Viação Piracicabana Ltda.; all with no expiration date, whose purpose is to issue credits to purchase airline tickets issued by the Company. The UATP account (virtual card) is accepted as a payment means on the purchase of airline tickets and related services, seeking to simplify billing and make feasible payment between the participating companies.

The companies indicated above are owned by the individuals who control FIP Volutto and Mobi FIA, the main shareholders of the Company.

29.4.	Commercial Partnership and Maintenance Agreement

On February 19, 2014, the Company signed an exclusive strategic partnership agreement for business cooperation with AirFrance-KLM. On January 1, 2017, the Company signed an extension of the scope for the inclusion of maintenance services.

During the nine-month period ended on September 30, 2020, component maintenance expenses incurred at the AirFrance-KLM workshop were R$171,290 (R$59,961 on September 30, 2019). On September 30, 2020, the Company has R$116,100 in the “Suppliers” account under current liabilities (R$142,241 on December 31, 2019).

29.5.	Compensation of the Key Management Personnel

	Consolidated
	Three-month period ended		Nine-month period
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Salaries, Bonus and Benefits (*)	7,500	5,875	24,665	42,868
Payroll Charges	1,973	4,652	10,610	11,671
Share-Based Compensation	4,740	2,064	9,941	6,912
Total	14,213	12,591	45,216	61,451

(*) Includes payment for members of the management, audit committee, and fiscal council.

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

	Consolidated
	September 30, 2020	September 30, 2019
Number of Members
Board of Directors	9	8
Board of Directors in Subsidiary	5	7
Statutory Executive Officers	4	4
Statutory Executive Officers in Subsidiary	3	2
Non-Statutory Executive Officers	21	22
Non-Statutory Executive Officers in Subsidiaries	3	3
Fiscal Council	3	3
Fiscal Council in Subsidiary	3	3
Statutory Audit Committee	3	3
Audit Committee in Subsidiary	2	1
Total Members	56	56

30.	Revenue
	Consolidated
	Three-month period ended on		Nine-month period ended on
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019

Passenger Transportation (*)	904,950	3,614,577	4,182,711	9,800,275
Cargo	72,236	104,600	217,361	298,501
Mileage Revenue	50,809	118,186	240,355	328,352
Other Revenues	2,816	28,114	40,583	81,331
Gross Revenue	1,030,811	3,865,477	4,681,010	10,508,459

Related Tax	(55,891)	(155,540)	(200,515)	(447,098)
Net Revenue	974,920	3,709,937	4,480,495	10,061,361

(*) Of the total amount, the amounts of R$28,827 and R$185,780 in the three-month and nine-month periods ended on September 30, 2020 includes revenues from non-attendance of passengers, rescheduling, ticket cancellation (R$138,907 and R$402,505 for the periods of three-month and nine-month periods ended on September 30, 2019).

	Consolidated
	Three-month period ended on				Nine-month period ended on
	September 30, 2020%		September 30, 2019%		September 30, 2020%		September 30, 2019%

Domestic	890,103	91.3	3,187,580	85.9	3,861,431	86.2	8,635,771	85.8
Foreign	84,817	8.7	522,357	14.1	619,064	13.8	1,425,590	14.2
Net Revenue	974,920	100.0	3,709,937	100.0	4,480,495	100.0	10,061,361	100.0

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

31.	Operating Costs, Selling and Administrative Expenses

	Parent Company
	Three-month period ended		Nine-month period ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Administrative Expenses
Employees	(2,202)	(1,110)	(3,626)	(3,247)
Services	(7,347)	(10,971)	(10,019)	(23,269)
Other Administrative Revenues and (Expenses)	3,454	(15,203)	380	(7,500)
Total Administrative Expenses	(6,095)	(27,284)	(13,265)	(34,016)

Other Net Operating Revenues and Expenses
Sale-Leaseback Transactions (a)	-	-	372,712	7,413
Other Revenues and (Expenses)	(18,289)	25,780	(14,742)	28,178
Total Other Operating Revenues	(18,289)	25,780	357,970	35,591

Total	(24,384)	(1,504)	344,705	1,575
(a)	During the period ended on September 30, 2020, the Company recorded a net gain of R$372,712, related to the sale-leaseback transaction of 11 aircraft (in the period ended on September 30, 2019, the Company recorded a net gain of R$7,413 arising from the sale-leaseback operations of 1 aircraft negotiated in the period).

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

	Consolidated
	Three-month period ended		Nine-month period ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019

Cost of Services
Employees	(201.214)	(412,501)	(711.389)	(1,216,443)
Fuels and Lubricants	(316.314)	(1,066,603)	(1.453.237)	(3,038,027)
Maintenance, Material and Repairs	(62.829)	(91,497)	(280.896)	(412,253)
Passenger Costs	(61.481)	(156,999)	(264.705)	(442,305)
Services	(43.908)	(38,100)	(130.324)	(110,792)
Landing Fees	(69.584)	(223,610)	(291.657)	(604,747)
Depreciation and Amortization	(152.298)	(444,417)	(758.069)	(1,239,971)
Recovery of Depreciation Costs (c)	-	-	25.962	-
Other Operating Costs	(51.342)	(113,107)	(176.571)	(247,162)
Total Cost of Services	(958.970)	(2,546,834)	(4.040.886)	(7,311,700)

Selling Expenses
Employees	(6.179)	(8,818)	(19.856)	(27,240)
Services	(13.136)	(44,633)	(65.222)	(120,574)
Sales and Marketing	(60.454)	(179,644)	(221.496)	(495,554)
Other Selling Expenses	(2.488)	(14,397)	(10.857)	(26,044)
Total Selling Expenses	(82.257)	(247,492)	(317.431)	(669,412)

Administrative Expenses
Salaries (a)	(158.249)	(199,155)	(382.852)	(470,380)
Services	(144.599)	(117,612)	(320.817)	(292,702)
Depreciation and Amortization	(30.593)	(4,218)	(96.054)	(29,467)
Other Administrative Revenues (d)	(47.863)	(9,830)	(149.298)	(19,982)
Total Administrative Expenses	(381.304)	(330,815)	(949.021)	(812,531)

Other Operational Revenues (Expenses)
Sale-Leaseback Transactions (b)	-	-	594.587	7,924
Boeing Agreement Expense Recovery	-	-	193.503	-
Recovery of Taxes Paid	41.169	-	184.462	-
Idleness - Depreciation and Amortization (e)	(268.318)	-	(615.667)	-
Idleness - Personnel (e)	(72.894)	-	(160.802)	-
Other Operating Expenses	(12.793)	28,178	(1.866)	162,341
Total Other Operating Revenues and (Expenses), Net	(312.836)	28,178	194.217	170,265

Total	(1.735.367)	(3,096,963)	(5.113.121)	(8,623,378)

(a)	The Company recognizes compensation paid to members of the Audit Committee, the Board of Directors and the Fiscal Council in the "Salaries" line item.
(b)	During the period ended on September 30, 2020, the Company recorded a net gain of R$594,587, related to the sale-leaseback transaction of 11 aircraft (in the period ended on September 30, 2019, the Company recorded a net gain of R$7,924 arising from the sale-leaseback operations of 1 aircraft negotiated in the period).
(c)	Boeing Agreement explanatory note 1.3.
(d)	The 2019 figures are impacted by recovery of expenses.
(e)	See Note 1.1.6 (f).

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

32.	Financial Income (Expenses)

	Parent Company				Consolidated
	Three-month period ended on		Nine-month period ended on		Three-month period ended on		Nine-month period ended on
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Financial Revenues
Gain from Derivatives	-	-	-	-	1,157	9,251	59,669	49,368
Derivative Gains - Capped Call (b)	4,255	117,094	33,227	-	4,255	117,094	33,227	-
Gains from Short-Term Investments	128	8,767	5,422	20,542	19,667	66,665	173,900	196,797
Cash Changes	419	598	1,367	1,784	14,264	4,990	22,071	37,339
(-) Taxes on Financial Revenues (a)	(440)	(607)	(1,497)	(1,904)	(7,577)	(5,666)	(32,460)	(18,697)
Unrealized Gains - Conversion Right – ESN (b)	205,494	-	857,110	-	205,494	-	857,110	-
Interest Assets	33,671	28,817	105,577	75,963	-	-	-	-
Others	1,221	2,925	9,686	3,245	5,324	8,324	23,714	18,158
Total Financial Revenues	244,748	157,594	1,010,892	99,630	242,584	200,658	1,137,231	282,965

Financial Expenses
Losses with Derivatives	-	-	-	-	(3,218)	(48,017)	(421,016)	(94,997)
Derivative Losses - Capped Call (b)	(6,473)	-	(154,973)	(41,582)	(6,473)	-	(154,973)	(41,582)
Unrealized Loss - Conversion Right – ESN (b)	(101,753)	200,701	(344,233)	134,079	(101,753)	200,701	(344,233)	134,079
Interest on Loans, Financing and Others	(153,859)	(115,767)	(435,832)	(319,118)	(215,817)	(203,786)	(627,810)	(571,587)
Banking Commissions and Expenses	(4,272)	(15,023)	(55,293)	(21,781)	(14,732)	(26,988)	(82,737)	(53,256)
Losses with Financial Investments	-	-	-	-	(210)	(23,974)	(63,104)	(104,994)
Interest on Leases	-	-	-	-	(226,758)	(121,496)	(529,297)	(359,881)
Others	(6,105)	(15,120)	(23,331)	(54,770)	(49,499)	(38,926)	(116,503)	(119,070)
Total Financial Expenses	(272,462)	54,791	(1,013,662)	(303,172)	(618,460)	(262,486)	(2,339,673)	(1,211,288)

Exchange Rate Change, Net	(108,328)	(210,906)	(990,752)	(178,244)	(551,232)	(728,623)	(4,064,660)	(681,327)

Total	(136,042)	1,479	(993,522)	(381,786)	(927,108)	(790,451)	(5,267,102)	(1,609,650)

(a)   Relative to taxes on Financial Revenues (PIS and COFINS), according to Decree 8,426 of April 1, 2015.

(b)  See Note 35.2.

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

33.	Information by Segment

The information below presents the summarized financial position of the reportable operating segments on September 30, 2020 and December 31, 2019:

33.1.	Assets and liabilities of the operating segments

	September 30, 2020
	Flight Transportation	Smiles Frequent-Flyer Program	Combined Operating Segments	Eliminations	Total Consolidated
Assets
Current	1,989,519	2,081,256	4,070,775	(1,176,014)	2,894,761
Noncurrent	10,354,866	1,260,813	11,615,679	(1,689,611)	9,926,068
Total Assets	12,344,385	3,342,069	15,686,454	(2,865,625)	12,820,829

Liabilities
Current	11,453,121	1,546,651	12,999,772	(992,486)	12,007,286
Noncurrent	15,650,464	482,596	16,133,060	(1,182,571)	14,950,489
Shareholders’ Equity (Deficit)	(14,759,200)	1,312,822	(13,446,378)	(690,568)	(14,136,946)
Total Liabilities and Shareholders’ Equity (Deficit)	12,344,385	3,342,069	15,686,454	(2,865,625)	12,820,829

	December 31, 2019
	Flight Transportation	Smiles Frequent-Flyer Program	Combined Operating Segments	Eliminations	Total Consolidated
Assets
Current	3,243,363	2,763,448	6,006,811	(1,079,434)	4,927,377
Noncurrent	10,888,299	121,135	11,009,434	(638,365)	10,371,069
Total Assets	14,131,662	2,884,583	17,016,245	(1,717,799)	15,298,446

Liabilities
Current	9,941,112	1,321,534	11,262,646	(900,046)	10,362,600
Noncurrent	11,867,062	357,714	12,224,776	(183,513)	12,041,263
Shareholders’ Equity (Deficit)	(7,676,512)	1,205,335	(6,471,177)	(634,240)	(7,105,417)
Total Liabilities and Shareholders’ Equity (Deficit)	14,131,662	2,884,583	17,016,245	(1,717,799)	15,298,446

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

33.2.	Income (Expenses) of the Operating Segments

	September 30, 2020
	Flight Transportation	Smiles Frequent-Flyer Program	Combined Operating Segments	Eliminations	Total Consolidated

Net Revenue
Passenger Transportation	3,939,886	-	3,939,886	123,776	4,063,662
Cargo and Others	244,864	-	244,864	(29,087)	215,777
Revenue with Miles Redeemed	-	361,751	361,751	(160,695)	201,056
Total Net Revenue (a)	4,184,750	361,751	4,546,501	(66,006)	4,480,495

Cost of Services	(4,039,337)	(73,173)	(4,112,510)	71,624	(4,040,886)
Gross Profit	145,413	288,578	433,991	5,618	439,609

Operating Revenues (Expenses)
Selling Expenses	(309,097)	(77,711)	(386,808)	69,377	(317,431)
Administrative Expenses	(810,261)	(94,937)	(905,198)	(43,823)	(949,021)
Other Operating (Expenses) Revenues, Net	184,311	4,228	188,539	5,678	194,217
Total Operating Expenses	(935,047)	(168,420)	(1,103,467)	31,232	(1,072,235)

Equity Income (Expenses)	57,228	-	57,228	(57,228)	-

Operating Income (Expenses) before Income (Expenses) net and income taxes	(732,406)	120,158	(612,248)	(20,378)	(632,626)

Financial Income (Expenses)
Financial Revenues	1,122,438	68,504	1,190,942	(53,711)	1,137,231
Financial Expenses	(2,381,454)	(11,926)	(2,393,380)	53,707	(2,339,673)
Financial Revenues (Expenses), Net	(1,259,016)	56,578	(1,202,438)	(4)	(1,202,442)

Financial Income (Expenses) before Exchange Rate Change, Net	(1,991,422)	176,736	(1,814,686)	(20,382)	(1,835,068)

Exchange Rate Change, Net	(4,063,316)	(1,369)	(4,064,685)	25	(4,064,660)

Income (Loss) before Income Tax and Social Contribution	(6,054,738)	175,367	(5,879,371)	(20,357)	(5,899,728)

Income Tax and Social Contribution	15,065	(69,233)	(54,168)	(719)	(54,887)
Net Income (Loss) for the Period	(6,039,673)	106,134	(5,933,539)	(21,076)	(5,954,615)

Income (Expenses) Attributed to Controlling Shareholders	(6,039,673)	55,797	(5,983,876)	(21,076)	(6,004,952)
Income (Expenses) Attributed to Non-Controlling Shareholders	-	50,337	50,337	-	50,337

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

	September 30, 2019
	Flight Transportation	Frequent-Flyer Program Smiles	Combined Operating Segments	Eliminations	Total Consolidated
Net Revenue
Passenger Transportation	9,137,160	-	9,137,160	356,028	9,493,188
Cargo and Others	315,003	-	315,003	(10,265)	304,738
Revenue with Miles Redeemed	-	797,860	797,860	(534,425)	263,435
Total net revenue (a)	9,452,163	797,860	10,250,023	(188,662)	10,061,361

Cost of Services	(7,275,203)	(57,672)	(7,332,875)	21,175	(7,311,700)
Gross Profit	2,176,960	740,188	2,917,148	(167,487)	2,749,661

Operating Expenses
Selling Expenses	(716,881)	(94,634)	(811,515)	142,103	(669,412)
Administrative Expenses	(677,677)	(107,464)	(785,141)	(27,390)	(812,531)
Other Operating (Expenses) Revenues, Net	169,750	915	170,665	(400)	170,265
Total Operating Expenses	(1,224,808)	(201,183)	(1,425,991)	114,313	(1,311,678)

Equity Income (Expenses)	201,342	-	201,342	(201,263)	79

Operating Income (Expenses) before Financial Income (Expenses) and Taxes	1,153,494	539,005	1,692,499	(254,437)	1,438,062
Financial Income (Expenses)
Financial Revenues	243,422	97,623	341,045	(58,080)	282,965
Financial Expenses	(1,266,682)	(2,688)	(1,269,370)	58,082	(1,211,288)
Financial Revenues (Expenses), Net	(1,023,260)	94,935	(928,325)	2	(928,323)

Financial Income (Expenses) before Exchange Rate Change, Net	130,234	633,940	764,174	(254,435)	509,739

Exchange Rate Change, Net	(684,243)	1,589	(682,654)	1,327	(681,327)

Income (Loss) before Income Tax and Social Contribution	(554,009)	635,529	81,520	(253,108)	(171,588)

Income Tax and Social Contribution	85,112	(188,340)	(103,228)	18,078	(85,150)
Net Income (Loss) for the Period	(468,897)	447,189	(21,708)	(235,030)	(256,738)

Income (Expenses) Attributed to Controlling Shareholders	(468,897)	234,945	(233,952)	(235,030)	(468,982)
Income (Expenses) Attributed to Non-Controlling Shareholders	-	212,244	212,244	-	212,244

(a)	Eliminations are related to transactions between GLA and Smiles Fidelidade.

34.	Commitments

On September 30, 2020, the Company had 95 firm orders for aircraft acquisitions with Boeing. These aircraft acquisition commitments include estimates for contractual price increases during the construction phase. The approximate amount of firm orders in the current quarter considers an estimate of contractual discounts, and corresponds to approximately R$25,091,118 (corresponding to US$4,448,228 on September 30, 2020) and are segregated as follows:

September 30, 2020
2023	3,624,191
2024 onwards	21,466,927
Total	25,091,118

Of the total commitments presented above, the Company should disburse the amount of R$9,026,258 (corresponding to US$1,600,202 on September 30, 2020) as advances for aircraft acquisition, according to the financial flow below:

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

	Consolidated
	September 30, 2020	December 31, 2019
2020	-	1,169,967
2021	200,753	1,152,456
2022	1,397,043	1,300,668
2023	2,884,010	1,366,345
2024 onwards	4,544,452	4,255,621
Total	9,026,258	9,245,057

The Company has been making payments related to aircraft acquisitions using its own resources, loans, cash generated from operations, short- and medium-term credit lines, and supplier financing.

The Company leases its entire aircraft fleet through a combination of leases without a purchase option. On September 30, 2020, the total fleet consisted of 129 aircraft, among which all were commercial leases with no purchase option.

35.	Financial Instruments and Risk Management

Operational activities expose the Company and its subsidiaries to market risk (fuel prices, foreign currency and interest rate), credit risk and liquidity risk. These risks can be mitigated by using exchange swap derivatives, futures and options contracts based on oil, U.S. dollar and interest markets.

Financial instruments are managed by the Risk Policy Committee in line with the Risk Management Policy and submitted to the Board of Directors. The details regarding the way the Company manages risks have been widely presented in the financial statements related to the year ended December 31, 2019. Since then, there has been no changes.

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

35.1.	Accounting Classifications of Financial Instruments

The accounting classifications of the Company's consolidated financial instruments on September 30, 2020 and December 31, 2019 are shown below:

		Parent Company				Consolidated
		Measured at Fair Value through Income (Expenses)		Amortized Cost (c)		Measured at Fair Value through Income (Expenses)		Amortized Cost (c)
	Fair value level	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019
Assets
Cash and Bank Deposits	Level 1	4,329	488	-	-	40,394	418,447	-	-
Cash Equivalents	Level 2	2,299	1,016,258	-	-	458,360	1,226,978	-	-
Financial Investments	Level 2	205	673	-	-	399,624	953,762	-	-
Restricted Cash	Level 2	4,145	6,399	-	-	553,056	444,306	-	-
Rights from Derivative Transactions	Level 2	44,079	143,969	-	-	50,055	147,469	-	-
Trade Receivables	-	-	-	-	-	-	-	790,911	1,229,530
Deposits (a)	-	-	-	74,269	51,055	-	-	1,580,730	1,126,609
Credits with Related Companies	-	-	-	5,150,125	3,440,701	-	-	-	-
Dividends and Interest on Shareholders’ Equity to Receive	-	-	-	54,544	69,548	-	-	-	-
Other Credits	-	-	-	12,272	10,039	-	-	151,146	140,006

Liabilities
Loans and Financing (b)	Level 2	230,193	626,557	7,520,873	5,968,583	230,193	626,557	10,053,525	7,783,284
Suppliers	-	-	-	34,597	19,116	-	-	1,679,276	1,296,417
Suppliers - Forfaiting	-	-	-		-	-	-	52,120	554,467
Obligations with Derivative Transactions	Level 2	-	-	-	-	100,962	20,350	-	-
Obligations to Related Parties	-	-	-	9,509	163,350	-	-	-	-
Landing Fees	-	-	-	-	-	-	-	780,426	728,339
Leases to Pay	-	-	-	-	-	-	-	7,983,384	6,052,780
Other Liabilities	-	-	-	23,394	23,501	-	-	286,283	164,709

(a)	Excludes judicial deposits, as described in note 14.
(b)	The amounts on September 30, 2020 and December 31, 2019, classified as measured at fair value through income (expense), are related to the derivative contracted through Exchange Senior Notes.
(c)	Items classified as amortized cost refer to credits, debt with private institutions which, in any early settlement, there are no substantial alterations in relation to the values recorded.

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

During the period ended on September 30, 2020, there was no change on the classification between categories of the financial instruments.

35.2.	Derivative and Non-Derivative Financial Instruments

The Company's derivative financial instruments were recognized as follows in the Balance sheet:

	Derivatives					Non-Derivative
	Fuel	Interest Rate	Exchange Rate	Capped Call	ESN	Revenue Hedge	Total
Fair Value Changes
Rights (Obligations) with Derivatives on December 31, 2019	(20,350)	-	3,500	143,969	(626,557)	-	(499,438)
Gains (Losses) Recognized in Income (Expenses)	-	-	18,300	(121,745)	512,876	-	409,431
Gains (Losses) Recognized as Exchange Rate Change	-	-	-	21,855	(116,512)	-	(94,657)
Gains (Losses) Recognized in Equity Valuation Adjustments	(824,551)	-	-	-	-	-	(824,551)
Settlements (Payments Received) During the Period	749,915	-	(21,800)	-	-	-	728,115
Derivative Rights (Obligations) on September 30, 2020	(94,986)	-	-	44,079	(230,193)	-	(281,100)
Changes in the adjustment of equity valuation
Balance on December 31, 2019	(53,242)	(311,365)	-	-	-	(165,436)	(530,043)
Fair Value Adjustments during the Period	(824,551)	-	-	-	-	-	(824,551)
Adjustments of Hedge Accounting of Revenue	-	-	-	-	-	(1,162,454)	(1,162,454)
Net Reversal to Income (Expenses)	227,392	6,268	-	-	-	25,543	259,203
Derecognition of Hedge Object	315,286	-	-	-	-	290,345	605,631
Balances on September 30, 2020	(335,115)	(305,097)	-	-	-	(1,012,002)	(1,652,214)

Effects on Income (Expenses)	(542,678)	(6,268)	18,300	(99,890)	396,364	846,566	612,394

Hedge nature	Classification	September 30, 2020
USD Revenue	Net Revenue	(16,086)
USD Revenue	Exchange Rate Change	862,622
Fuel	Costs	(164,968)
Fuel	Financial Income (Expenses)	(377,710)
Interest - Lease	Financial Income (Expenses)	(1,937)
Interest - Lease	Financial Income (Expenses) – Interest on Leases	(4,331)
Conversion Right - ESN	Financial Income (Expenses)	512,906
Conversion Right - ESN	Exchange Rate Change	(116,512)
Capped Call – ESN	Financial Income (Expenses)	(121,745)
Capped Call – ESN	Exchange Rate Change	21,855
Exchange Rate	Exchange Rate Change	18,300
Total Assets		612,394

The Company may adopt hedge accounting for derivatives contracted to hedge cash flow and that qualify for this classification as per CPC 48 - Financial Instruments (equivalent to IFRS 9).

On September 30, 2020, the Company adopts cash flow hedge for the interest rate (mainly the Libor interest rates), and for aeronautical fuel protection and future revenue in US Dollar.

As disclosed in Note 1.1, due to the reduction in the volume of flight operations, the Company discontinued hedge relations of part of the fuel hedge operations designated as cash flow hedges, as a drop in fuel consumption was expected when compared to the amount previously estimated. Accordingly, the amount of R$315,286 was transferred from the "equity valuation adjustment" group in shareholders' equity to the financial income (expenses) under the "losses on derivatives" item.

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

In addition, due to the temporary interruption of all international flights, the Company also discontinued part of hedge accounting transactions used to hedge future revenues in foreign currency (hedged object), using lease agreements as hedge instruments. As a result, the amount of R$290,345 was transferred from the “equity valuation adjustment” group in the shareholders’ equity to the financial income (expenses) as “losses with exchange rate change”.

35.3.	Market Risks

35.3.1.	Fuel

The aircraft fuel prices fluctuate due to the volatility of the price of crude oil by product price fluctuations. To mitigate the risk of fuel price, on September 30, 2020, the Company held Brent, WTI and Collar derivatives, whose strategies are purchase options, Collar, Swap and futures. In the nine-month period ended on September 30, 2020, the Company recognized total losses of R$542,678 related to derivatives operations in the statement of operations (R$60,027 in the nine-month period ended on September 30, 2019).

35.3.2.	Interest Rate

The Company is mainly exposed to lease transactions indexed to changes in the Libor rate until the aircraft is received. To mitigate such risks, the Company can use derivative financial instruments. In the nine-month period ended on September 30, 2020, the Company recognized a total loss with interest hedge transactions in the amount of R$6,268 (R$12,112 in the nine-month period ended on September 30, 2019).

35.3.3.	Exchange Rate

Foreign currency risk derives from the possibility of unfavorable fluctuation of foreign currency to which the Company’s liabilities or cash flows are exposed. In the nine-month period ended on September 30, 2020, the Company recognized a total gain with exchange rate hedge transactions in the amount of R$18,300 (R$1,793 in the nine-month period ended on September 30, 2019).

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company’s foreign currency exposure is summarized below:

	Parent Company		Consolidated
	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019
Assets
Cash, Short-Term Investments and Restricted Cash	8,394	647,671	209,361	1,035,802
Trade Receivables	-	-	115,117	202,363
Taxes to Recover	-	-	13,608	5,312
Deposits	71,449	51,056	1,580,730	1,126,609
Rights from Derivative Transactions	44,079	143,969	50,055	147,469
Total Assets	123,922	842,696	1,968,871	2,517,555

Liabilities
Loans and Financing	(7,751,066)	(6,595,140)	(9,388,036)	(7,831,116)
Suppliers	(19,435)	(3,164)	(677,903)	(462,636)
Provision for Aircraft and Engine Return	-	-	(1,298,420)	(869,078)
Obligations with Derivative Transactions	-	-	(100,962)	(20,350)
Operating Leases	-	-	(7,935,998)	(6,007,973)
Total Liabilities	(7,770,501)	(6,598,304)	(19,401,319)	(15,191,153)

Exchange Rate Exposure Liabilities	(7,646,579)	(5,755,608)	(17,432,448)	(12,673,598)

Commitments Not Recorded in the Statements of Financial Position
Future Obligations Resulting from Firm Aircraft Orders	(25,091,118)	(65,779,883)	(25,091,118)	(65,779,883)
Total	(25,091,118)	(65,779,883)	(25,091,118)	(65,779,883)

Total Exchange Rate Exposure R$	(32,737,697)	(71,535,491)	(42,523,566)	(78,453,481)
Total Exchange Rate Exposure - US$	(5,803,836)	(17,747,659)	(7,538,704)	(19,463,984)
Exchange Rate (R$/US$)	5.6407	4.0307	5.6407	4.0307

The Company is mainly exposed to the exchange rate change of the U.S. dollar.

35.3.4.	Capped Call

The Company, through Gol Equity Finance, in the context of the pricing of the ESN issued on March 26, April 17 and July 17, 2019, contracted private derivative transactions (Capped call) with part of the note subscribers with the purpose of minimizing the potential dilution of the Company’s preferred shares and ADSs.

The Company recognized a total expense for capped call operations in the amount of R$99,890, comprising R$121,745 of changes in fair value, net of R$21,855 of exchange rate change, for the nine-month period ended on September 30, 2020 (R$41,582 of changes in fair value on September 30, 2019).

35.4.	Credit Risk

The credit risk is inherent in the Company’s operating and financing activities, mainly in cash and cash equivalents, short-term investments and trade receivables. Financial assets classified as cash, cash equivalents, and short-term investments are deposited with counterparties rated investment grade or higher by S&P or Moody's (between AAA and AA-),

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

pursuant to risk management policies.

Credit limits are set for all customers based on internal credit rating criteria and carrying amounts represent the maximum credit risk exposure. Customer creditworthiness is assessed based on an internal system of extensive credit rating. Outstanding trade receivables are frequently monitored by the Company.

Derivative financial instruments are contracted in the over-the-counter market (OTC) with counterparties rated investment grade or higher, or in a commodities and futures exchange (B3 or NYMEX), thus substantially mitigating credit risk. The Company's obligation is to evaluate counterparty risk involved in financial instruments and periodically diversify its exposure.

35.5.	Liquidity Risk

The schedules of financial liabilities held by the Company's consolidated financial liabilities on September 30, 2020 and December 31, 2019 are as follows:

	Parent Company
	Less than 6 months	6 to 12 months	1 to 5 years	More than 5 years	Total
Loans and Financing	211,255	211,255	7,630,518	1,190,938	9,243,966
Suppliers	34,597	-	-	-	34,597
Obligations to Related Parties	9,509	-	-	-	9,509
Other Liabilities	-	-	23,394	-	23,394
On September 30, 2020	255,361	211,255	7,653,912	1,190,938	9,311,466

Loans and Financing	200,598	1,413,645	6,587,415	1,923,019	10,124,677
Suppliers	19,116	-	-	-	19,116
Obligations to Related Parties	163,350	-	-	-	163,350
Other Liabilities	-	-	23,501	-	23,501
On December 31, 2019	383,064	1,413,645	6,610,916	1,923,019	10,330,644

	Consolidated
	Less than 6 months	6 to 12 months	1 to 5 years	More than 5 years	Total
Loans and Financing	1,803,789	484,651	8,366,671	1,225,461	11,880,572
Leases Payable	1.172.978	934.823	5.389.711	967.404	8.464.916
Suppliers	1,634,527	-	44,749	-	1,679,276
Suppliers - Forfaiting	52,120	-	-	-	52,120
Landing Fees	780,426	-	-	-	780,426
Obligations with Derivative Transactions	100,962	-	-	-	100,962
Other Liabilities	256,729	-	29,554	-	286,283
On September 30, 2020	5.801.531	1.419.474	13.830.685	2.192.865	23.244.555

Loans and Financing	1,112,414	1,724,940	7,519,263	1,890,448	12,247,065
Leases to Pay	1,257,430	1,018,266	5,862,268	967,404	9,105,368
Suppliers	1,286,264	-	10,142	-	1,296,406
Suppliers - Forfaiting	554,467	-	-	-	554,467
Landing Fees	728,339	-	-	-	728,339
Obligations with Derivative Transactions	9,080	-	11,270	-	20,350
Other Liabilities	128,744	-	35,965	-	164,709
On December 31, 2019	5,076,738	2,743,206	13,438,908	2,857,852	24,116,704

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

35.6.	Sensitivity Analysis of Financial Instruments

35.6.1.	Foreign Currency Risk

On September 30, 2020, the Company considered the closing exchange rate of R$5.6407/US$1.00 as the likely scenario. The table below shows the sensitivity analysis and the effect on Income (Expenses) of exchange rate fluctuations in the exposure on September 30, 2020:

		Parent Company	Consolidated
	Exchange Rate	Effect on Income (Expenses)	Effect on Income (Expenses)
Net Liabilities Exposed to the Risk of Appreciation of the U.S. dollar	5.6407	7,646,579	17,432,448
Dollar Depreciation (-50%)	2.8204	3,823,290	8,716,224
Dollar Depreciation (-25%)	4.2305	1,911,645	4,358,112
Dollar Appreciation (+25%)	7.0509	(1,911,645)	(4,358,112)
Dollar Appreciation (+50%)	8.4611	(3,823,290)	(8,716,224)

35.6.2.	Fuel Risk Factor

On September 30, 2020, the Company, through its subsidiary GLA, has oil derivative contracts for protection equivalent to 56% of 12-month consumption, and 43% of 24-month consumption. The probable scenarios used by the Company are the market curves at the close of September 30, 2020, for derivatives that hedge the fuel price risk. The table below shows the sensitivity analysis in U.S. dollars of the fluctuations in jet fuel barrel prices:

	Fuel
	US$/bbl (WTI)	R$ (000)
Barrel Price	39.60
Decline in Prices/Barrel (-50%)	19.80	(356,630)
Decline in Prices/Barrel (-25%)	29.70	(236,980)
Increase in Prices/Barrel (+25%)	49.50	155,265
Increase in Prices/Barrel (+50%)	59.40	515,475

35.6.3.	Interest Rate Risk Factor

On September 30, 2020, the Company held financial investments and debts with different types of fees. Its sensitivity analysis of non-derivative financial instruments examined the impact on annual interest rates only for positions with material amounts on September 30, 2020 that were exposed to fluctuations in interest rates, as the scenarios below show. The amounts show the impacts on Income (Expenses) according to the scenarios adopted below:

	Short-Term Investments Net of Financial Debt (a)
Risk	CDI Rate Drop	Libor Rate Increase
Reference Rates	1.90%	0.08%
Exposure Amount (Probable Scenario) (b)	(140,114)	1,756,502
Remote Favorable Scenario (-50%)	(1,524)	(686)
Possible Favorable Scenario (-25%)	(762)	(343)
Possible Adverse Scenario (+25%)	762	343
Remote Adverse Scenario (+50%)	1,524	686
(a)	Refers to the sum of the amounts invested and raised in the financial market and indexed to the CDI and Libor rates.
(b)	Book balances recorded on September 30, 2020.

35.7.	Capital Management

The Company seeks alternatives to capital in order to meet its operational needs, aiming a

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

capital structure that takes into account suitable parameters for the financial costs, the maturities of funding and its guarantees. The Company monitors its financial leverage ratio, which corresponds to net debt, including short and long-term debt. The following table shows the financial leverage:

	Consolidated
	September 30, 2020	December 31, 2019

Total Loans and Financing	(10,283,718)	(8,409,841)
Total Leases Payable	(7,983,384)	(6,052,780)
(-) Cash and Cash Equivalents	498,754	1,645,425
(-) Short-Term Investments	399,624	953,762
Net Debt	(17,368,724)	(11,863,434)

36.	Non-Cash Transactions

	Parent Company
	September 30, 2020	September 30, 2019
Initial adoption – IFRS 16 (investments / accumulated losses)	-	2.436.334
Interest on shareholder’s equity to be distributed, net of taxes (investments)	-	8.338
Share-Based Payment (Investments/Share-Based Payment)	16,984	-
Unrealized Income (Expenses) of Derivatives (Investments/Equity Valuation Adjustment)	(1,122,172)	-
Actuarial Losses from Post-Employment Benefits	27,287	-

	Consolidated
	September 30, 2020	September 30, 2019
Initial adoption – IFRS 16	-	2.436.334
Interest on shareholder’s equity to be distributed, net of taxes	-	(7.512)
Actuarial Losses from Post-Employment Benefits	27,287	-
Leaseback (Fixed Assets/Leases)	(35,316)	-
Forfaiting (Forfaiting/Loans)	(359,337)	-
Acquisition of Property, Plant & Equipment Through Financing (Property, Plant & Equipment / Loans And Financing)	25,974	130,787
Guarantee Deposits (Deposits / Leases Payable)	(18,920)	(476)
Maintenance Reserve (Deposits / Leases Payable)		(4,888)
Maintenance Reserve (Deposits / Property, Plant & Equipment)	42.463
Right of Use of Flight Equipment (Property, Plant & Equipment / Leases Payable)	131,014	630,858
Financial Lease Agreement Renegotiation (Property, Plant & Equipment / Leases Payable)	(115,692)	-
Unrealized Income (Expenses) of Derivatives (Derivative Rights/Equity Valuation Adjustment)	824,551	-

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

37.	Liabilities from Financing Activities

The changes in liabilities from the Company’s financing activities in the periods ended on September 30, 2020 and 2019 are as follows:

37.1.	Parent Company
	September 30, 2020
				Adjustment to Profit
	Opening Balance	Net Cash Flows (Used in) from Financing Activities	Net Cash Flows from Operating Activities	Exchange Rate Changes, Net	Provision for Interest and Cost Amortization	Unrealized Income (Expenses) on Derivatives	Closing Balance
Loans and Financing	6,595,140	(764,054)	(465,842)	2,449,317	449,381	(512,876)	7,751,066

				September 30, 2019
				Non-Cash Transactions	Adjustment to Profit
‘	Opening Balance	Net Cash Flows (Used in) from Financing Activities	Net Cash Flows from Operating Activities	Capital Increase	Exchange Rate Changes, Net	Provision for Interest and Cost Amortization	Unrealized Income (Expenses) on Derivatives	Closing Balance
Loans and Financing	4,659,102	1,587,259	(319,223)	-	472,992	324,984	(151,169)	6,573,945
Share Capital	3,055,940	2,583	-	2,818	-	-	-	3,061,341
Capital Reserves	88,476	9,134	-	-	-	-	-	97,610
Shares to Issue	2,818	28,343	-	(2,818)	-	-	-	28,343

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

37.2.	Consolidated

				September 30, 2020
					Non-Cash Transactions					Adjustment to Profit
	Opening Balance	Net Cash Flows (Used in) from Financing Activities	Net Cash Flows from Operating Activities	Property, plant and equipment acquisition through financing	Forfaiting	Gains (Losses) Recognized in Equity Valuation Adjustments	Deposit in Guarantee	Write-Offs	Exchange Rate Changes, Net	Provision for Interest and Cost Amortization	Contractual Amendment	Unrealized Income (Expenses) on Derivatives	Closing Balance
Loans and Financing	8,409,841	(944,306)	(541,766)	25,974	359,337	-	-	-	2,945,766	541,748	-	(512,876)	10,283,718
Leases Payable	6,052,780	(755,208)	(4,592)	131,014	-	-	(18,920)	(150,044)	2.309.877	533.888	(115.411)	-	7.983.384
Derivatives	(127,119)	21,800	(749,915)	-	-	824,551	-	-	(21,855)	-	-	103,445	50,907

	September 30, 2019
						Dividends and Interest on Shareholders’ Equity paid through Subsidiary Smiles	Non-Cash Transactions		Adjustment to Profit
	Opening Balance	Net Cash Flows (Used in) from Financing Activities	Net Cash Flows from Operating Activities	Gains on Change in Equity Interest	Capital Increase		Initial Adoption Adjustment – CPC 06 (R2)	Provision Property, Plant & Equipment	Profit for the Period	Provision for Interests	Exchange Rate Change, Net	Unrealized Income (Expenses) on Derivatives	Others	Closing Balance
Loans and Financing	6,443,807	1,302,545	(378,072)	-	-	-	-	130,787	-	390,643	557,493	(151,169)	-	8,296,034
Leases to Pay	912,145	(1,223,685)	(21,135)	-	-	-	5,370,868	630,858	-	377,323	446,397	-	(274,717)	6,218,054
Derivatives	409,662	-	-	-	-	-	-	-	-	-	-	153,615	(323,907)	239,370
Other Liabilities	147,239	-	-	-	-	(66,015)	-	-	-	-	-	-	(20,409)	60,815
Share Capital	3,055,940	-	-	-	5,401	-	-	-	-	-	-	-	-	3,061,341
Capital Reserves	88,476	9,134	-	-	-	-	-	-	-	-	-	-	-	97,610
Shares to Issue	2,818	28,343	-	-	(2,818)	-	-	-	-	-	-	-	-	28,343
Non-Controlling Interests	480,061	-	-	649	-	(143,136)	(256)	-	212,244	-	-	-	1,110	550,672

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2020 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

38.	Insurance Coverage

On September 30, 2020, the most relevant insurance coverage, by nature, considering the aircraft fleet in relation to the maximum reimbursable amounts indicated in U.S. dollars, together with the insurance coverage of the subsidiary Smiles, are as follows:

	In thousands of Reais	In thousands of U.S. dollars
GLA
Guarantee - Hull/War	479,460	85,000
Civil Liability per Event/Aircraft (a)	4,230,525	750,000
Inventories (Local) (b)	1,410,175	250,000
Smiles
Rent Guarantee (Cond. Rio Negro - Alphaville)	1,318	-
D&O Liability Insurance	100,000	-
Fire (Property Insurance Cond. Rio Negro - Alphaville)	12,747	-

(a)	In accordance with the agreed amount for each aircraft up to the maximum limit indicated.
(b)	Values per incident and annual aggregate.

Pursuant to Law 10744 of October 9, 2003, the Brazilian government assumed the commitment to complement any civil-liability expenses related to third parties caused by war or terrorist events, in Brazil or abroad, which GLA may be required to pay, for amounts exceeding the limit of the insurance policies effective since September 10, 2001, limited to the amount in Brazilian Reais equivalent to US$1.0 billion.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2020

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.